Filed Pursuant to General Instruction II.L of Form F-10

File No. 333- 287070

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This prospectus supplement (the “prospectus supplement”), together with the accompanying short form base shelf prospectus dated May 7, 2025 to which it relates (the “prospectus”), as amended or supplemented, and each document incorporated or deemed to be incorporated by reference into this prospectus supplement and the prospectus, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this prospectus supplement and the prospectus to which it relates from documents filed with securities commissions or similar authorities in each of the provinces of Canada and with the United States Securities and Exchange Commission. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of PowerBank Corporation at 505 Consumers Road, Suite 803, Toronto, Ontario, M2J 4V8, telephone (416) 494-9559, and are also available electronically at www.sedarplus.ca.

PROSPECTUS SUPPLEMENT

to the short form base shelf prospectus dated May 7, 2025

New Issue	June 29, 2026

POWERBANK CORPORATION

US$4,200,000

Common Shares

This prospectus supplement, together with the prospectus, hereby qualifies the distribution (the “Offering”) of 7,000,000 common shares (the “Offered Shares”) in the capital of PowerBank Corporation (“PowerBank”, the “Company”, “we”, “us” or “our”) at the price of US$0.60 per Offered Share (the “Offering Price”), having an aggregate offering amount of US$4,200,000. See “Plan of Distribution” and “Description of Share Capital”. The Offering is being made only in the United States under a registration statement on Form F-10 (File No. 333-287070) (the “Registration Statement”), filed with and declared effective by the United States Securities and Exchange Commission (the “SEC”) under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), of which this prospectus supplement forms a part. See “Plan of Distribution”.

The Company has retained A.G.P./Alliance Global Partners (the “Placement Agent”) to act as its exclusive placement agent in the United States for the Offering, and has entered into a placement agency agreement dated June 29, 2026 (the “Agency Agreement”) with the Placement Agent in connection with the Offering. The Placement Agent is not purchasing or selling any of the Offered Shares offered pursuant to this prospectus supplement and the Placement Agent has agreed to use its reasonable best efforts to arrange for the sale of all of the Offered Shares offered hereby. There is no minimum amount of funds that must be raised under this Offering. This means that the Company could complete this Offering after raising only a small proportion of the Offering amount set out above. The Offered Shares will be sold directly to the purchaser (the “Purchaser”) pursuant to a securities purchase agreement, dated June 29, 2026, between the Company and the Purchaser. The Offering Price was determined by arm’s length negotiations between the Company and the Placement Agent.

The outstanding common shares of the Company (the “Common Shares”) are listed and posted for trading on Cboe Canada Inc. (“Cboe Canada”) under the symbol “PBK” and on the Nasdaq Global Market (“Nasdaq”) under the symbol “PBK”. On June 26, 2026, the last trading day prior to the date hereof, the closing price of the Common Shares on Cboe Canada was $1.03 and on Nasdaq was US$0.72. The Company has provided notice to Cboe Canada to list the Common Shares for trading on Cboe Canada and has submitted a notification of listing to list the Common Shares on Nasdaq. Listing will be subject to the Company fulfilling all of the listing requirements of Cboe Canada and Nasdaq, respectively.

The Company is permitted, under a multi-jurisdictional disclosure system (the “MJDS”) adopted by the securities regulatory authorities in Canada and the United States, to prepare this prospectus supplement and the accompanying prospectus in accordance with Canadian disclosure requirements. The Company is subject to certain informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), in addition to applicable Canadian requirements. Consequently, the Company files reports and other information with the SEC, in addition to securities regulatory authorities in Canada. Under the MJDS, documents and other information that the Company files with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a “foreign private issuer” (as defined under United States securities laws), the Company is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Company’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act.

Financial statements included or incorporated by reference herein have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS”) and may not be comparable to financial statements of United States companies prepared in accordance with United States generally accepted accounting principles.

The Company has agreed to pay the Placement Agent the placement agent fee set forth in the table below.

US$0.60 per Offered Share

	Offering Price		Placement Agent’s Commission(1)		Net Proceeds to the Company(2)
Per Offered Share	US$	0.60	US$	0.036	US$	0.564
Total(3)	US$	4,200,000	US$	252,000	US$	3,948,000

Notes:

(1)	The Company has agreed to pay to the Placement Agent a cash commission for its services in an amount equal to 6.0% of the gross proceeds of the Offering (the “Placement Agent’s Commission”) and the Company has agreed to reimburse the Placement Agent for certain expenses. See “Plan of Distribution”.
(2)	After deducting the Placement Agent’s Commission but before deducting the expenses of the Offering, estimated to be US$250,000 and which will be paid from the proceeds of the Offering.
(3)	Based on 7,000,000 Offered Shares being issued at closing.

The Offering is being made in the United States only pursuant to the Registration Statement, of which this prospectus supplement forms a part. The Offered Shares are not being offered for sale in Canada or to any resident of Canada and may not be offered or sold, directly or indirectly, in Canada, or to or for the account of any resident of Canada. This prospectus supplement and the accompanying prospectus do not contain all of the information set forth in the Registration Statement, certain items of which are contained in the exhibits to the Registration Statement as permitted or required by the rules and regulations of the SEC. See “Plan of Distribution”.

Subscriptions for the Offered Shares will be received subject to rejection or allotment, in whole or in part, and the Placement Agent reserves the right to close the subscription books at any time without notice. It is expected that the Offered Shares will be delivered in book-entry form only through the facilities of the Depository Trust Company on or about July 1, 2026 (the “Closing Date”) or such other date as may be agreed upon between the Company and the Placement Agent. The Company expects that delivery of the Offered Shares will be made against payment therefor on the Closing Date. Investors who wish to trade Offered Shares prior to the Closing Date should consult their own advisors. See “Plan of Distribution.”

The enforcement by investors of civil liabilities under United States federal securities laws may be adversely affected by the fact that the Company is a corporation existing under the laws of the Province of Ontario, Canada, and the Company’s executive offices, administrative activities and some of its assets are located outside the United States. In addition, the directors and executive officers of the Company, and certain experts named in this prospectus supplement and in the accompanying prospectus, or a document incorporated by reference herein or therein, are residents of jurisdictions other than the United States and all or a substantial portion of the assets of those persons are or may be located outside the United States. See “Enforcement of Civil Liabilities”.

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Purchasers are advised that it may not be possible for investors to enforce judgements obtained in Canada against any person or company that resides outside of Canada or is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction, even if the party has appointed an agent for service of process.

THE OFFERED SHARES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC NOR ANY STATE OR CANADIAN SECURITIES COMMISSION OR REGULATORY AUTHORITY NOR HAS THE SEC OR ANY STATE OR CANADIAN SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE SHELF PROSPECTUS AND THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Prospective investors should be aware that the acquisition, holding or disposition of our securities may have tax consequences both in Canada and the United States that may not be fully described in this prospectus supplement. Purchasers of the Offered Shares should read the tax discussion contained in this prospectus supplement and consult their own tax advisors. See “Certain Canadian Federal Income Tax Considerations” and “Certain U.S. Federal Income Tax Considerations”.

Investing in the Offered Shares is highly speculative and involves significant risks that you should consider before purchasing such Offered Shares. The risks outlined in this prospectus supplement, the prospectus and in the documents incorporated by reference herein and therein should all be carefully reviewed and considered by prospective investors in connection with an investment in the Offered Shares. See “Risk Factors”.

Paul Pasalic and Chelsea L. Nickles, each a director of the Company, reside outside of Canada and have appointed Blakes Vancouver Services Inc., c/o Blake, Cassels & Graydon LLP, 1133 Melville Street, Suite 3500, The Stack, Vancouver, British Columbia, V6E 4E5, Canada as agent for service of process in Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that resides outside of Canada, even if the party has appointed an agent for service of process.

The Company’s head office is located at 505 Consumers Road, Suite 803, Toronto, Ontario, M2J 4V8 and registered office is located at 199 Bay Street, Suite 4000, Toronto, ON M5L 1A9.

Unless otherwise indicated, all references in this prospectus supplement to “$”, “C$” or “dollars” are to Canadian dollars and references to “US$” are to United States dollars. See “Exchange Rate Information”.

Sole Placement Agent

A.G.P.

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TABLE OF CONTENTS

PROSPECTUS SUPPLEMENT

BASE SHELF PROSPECTUS

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ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the Offering and also adds to and updates information contained in the prospectus and the documents incorporated by reference herein and therein. The second part, the prospectus, gives more general information, some of which may not apply to the Offering. If the information varies between this prospectus supplement and the prospectus, the information in this prospectus supplement supersedes the information in the prospectus. This prospectus supplement is deemed to be incorporated by reference into the prospectus solely for the purposes of the Offering constituted by this prospectus supplement.

No person is authorized by the Company to provide any information or to make any representation other than as contained in this prospectus supplement or the prospectus in connection with the issue and sale of the Offered Shares hereunder. Investors should rely only on the information contained or incorporated by reference in this prospectus supplement, the prospectus and any documents incorporated by reference herein and therein. If the description of the Offered Shares or any other information varies between this prospectus supplement and the prospectus (including the documents incorporated by reference herein and therein on the date hereof), the investor should rely on the information in this prospectus supplement. We have not, and the Placement Agent has not, authorized anyone to provide you with different or additional information and the Company and the Placement Agent take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. If anyone provides you with any different, additional, inconsistent or other information, you should not rely on it. Neither the Company nor the Placement Agent are making an offer to sell or seeking an offer to buy the Offered Shares in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus supplement, the prospectus and the documents incorporated by reference herein and therein is accurate as of any date other than the date on the front of this prospectus supplement, the prospectus or the respective dates of the documents incorporated by reference herein and therein, as applicable, regardless of the time of delivery of this prospectus supplement or of any sale of the Offered Shares pursuant hereto. Our business, financial condition, results of operations and prospects may have changed since those dates. Information contained on the Company’s website should not be deemed to be a part of this prospectus supplement, the prospectus or incorporated by reference herein and should not be relied upon by prospective investors for the purpose of determining whether to invest in the Offered Shares.

This prospectus supplement, the prospectus and the documents incorporated therein by reference include references to the Company’s trademarks, including, without limitation, the “PowerBank” trademark on the face page of this prospectus supplement, which are protected under applicable intellectual property laws and are the Company’s property. The Company’s trademarks and trade names referred to in this prospectus supplement, the prospectus and the documents incorporated therein by reference may appear without the ® or ™ symbol, but references to the Company’s trademarks and trade names in the absence of such symbols are not intended to indicate, in any way, that the Company will not assert, to the fullest extent under applicable law, its rights to these trademarks and trade names. All other trademarks and trade names used in this prospectus supplement, the prospectus or in documents incorporated therein by reference are the property of their respective owners.

Market data and industry forecasts used throughout this prospectus supplement, the prospectus and the documents incorporated by reference therein were obtained from various publicly available sources. Although the Company believes that these independent sources are generally reliable, the accuracy and completeness of the information from such sources are not guaranteed and have not been independently verified by the Company or the Placement Agent and neither the Company nor the Placement Agent make any representation as to the accuracy of such information.

This prospectus supplement shall not be used by anyone for any purpose other than in connection with the Offering.

Unless otherwise noted or the context otherwise requires, references to “we”, “us”, “our” or similar terms, as well as references to “PowerBank” or the “Company”, refer to PowerBank Corporation together with our subsidiaries.

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EXCHANGE RATE INFORMATION

The consolidated financial statements of the Company incorporated by reference in this prospectus supplement have been prepared in accordance with IFRS and are reported in Canadian dollars.

Unless otherwise indicated, all references in this prospectus supplement to “$”, “C$” or “dollars” are to Canadian dollars and references to “US$” are to United States dollars.

The following table sets out, for the period indicated, certain exchange rates based upon the rate published by the Bank of Canada during the respective periods. The rates are set out as United States dollars per C$1.00.

	Year ended June 30,						Three Month Period Ended March 31
	2025		2024		2023		2026
Low	US$	0.6848	US$	0.7207	US$	0.7217	US$	0.7174
High	US$	0.7429	US$	0.7617	US$	0.7841	US$	0.7399
Average	US$	0.7170	US$	0.7381	US$	0.7467	US$	0.7290

On June 29, 2026, the daily exchange rate for the U.S. dollar in terms of Canadian dollars, as quoted by the Bank of Canada, was US$1.00 = C$1.4206.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement and the prospectus, including the documents incorporated by reference herein, contain “forward-looking information” or “forward-looking statements” within the meaning of applicable securities legislation (collectively, “forward-looking statements”). The forward-looking statements in this prospectus supplement are provided as of the date of this prospectus supplement and forward-looking statements incorporated by reference are made as of the date of those documents. The Company does not intend to and does not assume any obligation to update forward-looking statements, except as required by applicable law. For this reason and the reasons set forth below, investors should not place undue reliance on forward-looking statements.

Forward-looking statements contained herein are based on current expectations, estimates, forecasts, projections, beliefs and assumptions made by management of the Company about the industry in which it operates. Such statements include, in particular, statements about the Company’s plans, strategies and prospects. In some cases, these forward-looking statements can be identified by words or phrases such as “may”, “might”, “will”, “expect”, “anticipate”, “estimate”, “intend”, “plan”, “indicate”, “seek”, “believe”, “predict” or “likely”, or the negative of these terms, or other similar expressions intended to identify forward-looking statements. These statements are not guarantees of future performance and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking statements. The Company does not intend, and disclaims any obligation, to update any forward-looking statements after it files this prospectus supplement, whether as a result of new information, future events or otherwise, except as required by the securities laws. These forward-looking statements are made as of the date of this prospectus supplement.

The Company has based these forward-looking statements on its current expectations and projections about future events and financial trends that it believes might affect its financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

●	the intention of the Company to complete any offering of Offered Shares on the terms and conditions described herein and the aggregate amount of the total proceeds that the Company will receive pursuant to the Offering;
●	the anticipated Closing Date of the Offering;
●	the amount and the proposed use of the net proceeds from the Offering;
●	the amount of expenses payable by the Company in connection with the Offering;
●	the anticipated listing of the Offered Shares on Cboe Canada and Nasdaq;
●	the intentions, plans and future actions of the Company;

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●	statements relating to the business and future activities of the Company;
●	intended or anticipated developments in the operations of the Company;
●	the anticipated power generation from the Company’s projects;
●	the revenue generated via the Company’s diverse portfolio of distributed and community solar projects;
●	future collaboration with Nodiac (as defined herein);
●	eligibility of the Company’s projects for government and other incentives;
●	submission of the Company’s projects to procurement opportunities;
●	the planned use of funds relating to the RBC Loan (as defined herein);
●	the completion dates of the various Ontario BESS Projects (as defined herein);
●	the possibility of purchasing Bitcoin;
●	market position, ability to compete and future financial or operating performance of the Company;
●	the timing and amount of funding required to execute the Company’s business plans;
●	capital expenditures;
●	the effect on the Company of any changes to existing or new legislation or policy or government regulation;
●	the availability of labour;
●	requirements for additional capital;
●	goals, strategies and future growth;
●	the adequacy of financial resources;
●	expectation that the Common Shares will continue to be listed on Cboe Canada and Nasdaq; and
●	expectations regarding revenues, expenses and anticipated cash needs.

Forward-looking statements are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate, and are subject to risks and uncertainties. In making the forward-looking statements included in this prospectus supplement, the Company has made various material assumptions, including but not limited to: (i) obtaining the necessary regulatory approvals; (ii) that regulatory requirements will be maintained; (iii) general business and economic conditions; (iv) the Company’s ability to successfully execute its plans and intentions; (v) the availability of financing on reasonable terms; (vi) the Company’s ability to attract and retain skilled staff; (vii) market competition; (viii) the products and services offered by the Company’s competitors; (ix) that the Company’s current good relationships with its service providers and other third parties will be maintained; and (x) government subsidies and funding for renewable energy will continue as currently contemplated. Although the Company believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and the Company cannot provide any assurance that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties and assumptions, prospective purchasers of Offered Shares should not place undue reliance on forward-looking statements. Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors, including those listed under “Risk Factors” in this prospectus supplement, in the prospectus and in documents incorporated herein and therein by reference, which include:

●	the Company may be adversely affected by volatile solar power market and industry conditions; in particular, the demand for its services may decline, which may reduce its revenues and earnings;
●	the execution of the Company’s growth strategy depends upon the continued availability of third-party financing arrangements for the Company and its customers;
●	the Company’s future success depends partly on its ability to expand the pipeline of its energy business in several key markets;
●	governments may revise, reduce or eliminate incentives and policy support schemes for solar and battery storage power, which could cause demand for the Company’s services to decline and impact the viability of the Company’s IPP (as defined herein) project portfolio;
●	general global economic conditions may have an adverse impact on our operating performance and results of operations;
●	the Company’s project development and construction activities may not be successful;
●	developing and operating solar projects exposes the Company to various risks;

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●	the Company faces a number of risks involving power purchase agreements (“PPAs”) and project-level financing arrangements, including failure or delay in entering into PPAs, defaults by counterparties and contingent contractual terms;
●	the Company is subject to numerous laws, regulations and policies at the national, regional and local levels of government in the markets where it does business. Any changes to these laws, regulations and policies may present technical, regulatory and economic barriers to the purchase and use of solar power and battery storage products, solar projects and solar electricity;
●	the markets in which the Company competes are highly competitive and evolving quickly;
●	the Company’s quarterly operating results may fluctuate from period to period;
●	foreign exchange rate fluctuations;
●	risks related to the Company’s foreign private issuer status;
●	risks related to the Company’s “passive foreign investment company” status within the meaning of Section 1297 of the U.S. Internal Revenue Code of 1986, as amended; a change in the Company’s effective tax rate can have a significant adverse impact on its business;
●	seasonal variations in demand linked to construction cycles and weather conditions may influence the Company’s results of operations;
●	the Company may be unable to generate sufficient cash flows or have access to external financing necessary to fund planned operations and make adequate capital investments in solar project development;
●	the Company may incur substantial additional indebtedness in the future;
●	the Company is subject to risks from supply chain issues;
●	risks related to inflation;
●	unexpected warranty expenses that may not be adequately covered by the Company’s insurance policies;
●	if the Company is unable to attract and retain key personnel, it may not be able to compete effectively in the renewable energy market;
●	there are a limited number of purchasers of utility-scale quantities of electricity and entities that have the ability to interconnect projects to the grid, which exposes the Company and its utility scale solar projects to additional risk;
●	compliance with environmental laws and regulations can be expensive;
●	corporate responsibility, specifically related to Environmental, Social and Governance matters and unsuccessful management of such matters may adversely impose additional costs and expose the Company to new risks;
●	the Company has limited insurance coverage;
●	the Company will be reliant on information technology systems and may be subject to damaging cyberattacks;
●	the Company does not anticipate paying cash dividends;
●	the Company may become subject to litigation;
●	discretion of the Company on the use of the net proceeds of the Offering;
●	no guarantee on how the Company will use its available funds;
●	the Company is subject to additional regulatory burden resulting from its public listing on Cboe Canada and Nasdaq;
●	the market price for Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond our control;
●	future sales of Common Shares by existing shareholders could reduce the market price of the Common Shares;
●	the Company will continue to sell securities for cash to fund operations, capital expansion, mergers and acquisitions that will dilute the current shareholders; and
●	future dilution as a result of financings.

These factors should not be considered exhaustive. If any of these risks or uncertainties materialize, or if assumptions underlying the forward-looking statements prove incorrect, actual results might vary materially from those anticipated in those forward-looking statements.

Information contained in forward-looking statements in this prospectus supplement is provided as of the date of this prospectus supplement, and we disclaim any obligation to update any forward-looking statements, whether as a result of new information or future events or results, except to the extent required by applicable securities laws. Accordingly, potential investors should not place undue reliance on forward-looking statements or the information contained in those statements.

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Prospective purchasers of securities of the Company should carefully consider the risk factors described in a document incorporated by reference in this prospectus supplement (including subsequently filed documents incorporated by reference) and those described in a prospectus. Discussions of certain risks affecting the Company in connection with its business are provided in the Company’s disclosure documents filed with the various securities regulatory authorities which are incorporated by reference in this prospectus supplement.

All of the forward-looking statements contained in this prospectus supplement are expressly qualified by the foregoing cautionary statements. Investors should read this entire prospectus supplement and consult their own professional advisors to assess the income tax, legal, risk factors and other aspects of their investment.

DOCUMENTS INCORPORATED BY REFERENCE

This prospectus supplement is deemed to be incorporated by reference in the prospectus solely for the purpose of the distribution of the Offered Shares. Information has been incorporated by reference in this prospectus supplement from documents filed with the securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the Company at 505 Consumers Road, Suite 803, Toronto, Ontario, M2J 4V8, telephone (416) 494-9559 or by accessing the disclosure documents through the internet on the System for Electronic Document Analysis and Retrieval + (“SEDAR+”), under the Company’s profile at www.sedarplus.ca. Our filings through SEDAR+ are not incorporated by reference in this prospectus supplement except as specifically set forth herein. Documents filed with, or furnished to, the SEC are available through the SEC’s Electronic Data Gathering and Retrieval System (“EDGAR”) at www.sec.gov. Except as expressly provided herein, documents filed on EDGAR are not, and should not be considered, part of this prospectus supplement or the prospectus.

The following documents, filed by the Company with the securities commissions or similar authorities in each of the provinces of Canada, are specifically incorporated by reference into, and form an integral part of, this prospectus supplement and the prospectus:

(a)	the Company’s annual information form dated October 2, 2025 for the year ended June 30, 2025 (the “AIF”);

(b)	the audited financial statements of the Company for the years ended June 30, 2025 and 2024;

(c)	the management’s discussion and analysis of the Company for the year ended June 30, 2025;

(d)	the management information circular dated October 27, 2025 in connection with the Company’s annual general and special meeting of shareholders held on December 11, 2025;

(e)	the unaudited condensed consolidated interim financial statements of the Company for the three and nine months ended March 31, 2026 (the “Interim Financial Statements”);

(f)	the management’s discussion and analysis of the Company for the three and nine months ended March 31, 2026;

(g)	the material change report filed December 24, 2025, in connection with the sale of the Company’s Elmira, Jordan Road 1 and Jordan Road 2 solar power projects to Solar Advocate Development LLC;

(h)	the material change report filed February 17, 2026, in connection with the Solar Advocate transaction update;

(i)	the material change report filed February 18, 2026, in connection with the appointments of Mr. Andrew van Doorn as President and Ms. Tracy Zheng as Executive Vice President, Corporate Development, and entry into an equity distribution agreement; and

(j)	the material change report filed April 14, 2026, in connection with the termination of the sale of the Gainesville and Highway 28 projects.

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Any document of the type referred to in item 11.1 of Form 44-101F1 – Short Form Prospectus of National Instrument 44-101 – Short Form Prospectus Distributions of the Canadian Securities Administrators (other than confidential material change reports, if any) filed by the Company with any securities commissions or similar regulatory authorities in Canada after the date of this prospectus supplement and prior to the termination of the Offering shall be deemed to be incorporated by reference in this prospectus supplement and the prospectus. These documents will be available on SEDAR+, which can be accessed under the Company’s profile at www.sedarplus.ca. Documents referenced in this prospectus supplement, the prospectus or any of the documents incorporated by reference herein or therein, but not expressly incorporated by reference herein or therein and not otherwise required to be incorporated by reference herein or therein, are not incorporated by reference in this prospectus supplement.

In addition, to the extent that any document or information incorporated by reference into this prospectus supplement is filed with, or furnished to, the SEC pursuant to the U.S. Exchange Act, after the date of this prospectus supplement and prior to the termination or completion of the Offering, such document or information will be deemed to be incorporated by reference as an exhibit to the registration statement of which this prospectus supplement forms a part (in the case of any report on Form 6-K only to the extent expressly provided therein).

The documents incorporated or deemed to be incorporated herein by reference contain meaningful information relating to the Company and readers should review all information contained in this prospectus supplement, the prospectus and the documents incorporated or deemed to be incorporated herein or therein by reference.

Any statement contained in this prospectus supplement, the prospectus or in a document incorporated or deemed to be incorporated by reference herein or therein shall be deemed to be modified or superseded, for purposes of this prospectus supplement and the prospectus, to the extent that a statement contained herein or therein, or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference herein or therein, modifies or supersedes such prior statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement or the accompanying prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall thereafter neither constitute, nor be deemed to constitute, a part of this prospectus supplement or the prospectus, except as so modified or superseded.

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When the Company files an annual information form (or equivalent disclosure document), audited consolidated financial statements and related management’s discussion and analysis and, where required, they are accepted by the applicable securities regulatory authorities during the time that this prospectus supplement is valid, the previous audited consolidated financial statements and related management’s discussion and analysis and all unaudited interim condensed consolidated financial statements and related management’s discussion and analysis for such periods, all material change reports and any business acquisition report filed prior to the commencement of the Company’s financial year in which the annual information form (or equivalent disclosure document) is filed will be deemed no longer to be incorporated by reference in this prospectus supplement for purposes of future offers and sales of Offered Shares under this prospectus supplement. Upon new unaudited interim condensed consolidated financial statements and related management’s discussion and analysis being filed by the Company with the applicable securities regulatory authorities during the term of this prospectus supplement, all unaudited interim condensed consolidated financial statements and related management’s discussion and analysis filed prior to the filing of the new unaudited interim condensed consolidated financial statements shall be deemed no longer to be incorporated by reference into this prospectus supplement for purposes of future offers and sales of securities hereunder. Upon a management information circular in connection with an annual meeting being filed by the Company with the appropriate securities regulatory authorities during the currency of this prospectus, the management information circular filed in connection with the previous annual meeting (unless such management information circular also related to a special meeting) will be deemed no longer to be incorporated by reference in this prospectus supplement for purposes of future offers and sales of securities hereunder.

References to the Company’s website in any documents that are incorporated by reference into this prospectus supplement and the prospectus do not incorporate by reference the information on such website into this prospectus supplement and the prospectus and the Company disclaims any such incorporation by reference.

THE COMPANY

The following description of the Company does not contain all of the information about the Company and its assets and business that you should consider before investing in the Offered Shares. You should carefully read the entire prospectus supplement and the prospectus, including the sections titled “Risk Factors”, as well as the documents incorporated by reference herein and therein before making an investment decision.

Overview of the Company

The Company is an independent renewable and clean energy project developer, power producer and asset operator based in Canada and the United States. The Company is engaged in the development and operation of solar photovoltaic (“PV”) power generation projects, battery energy storage systems (“BESS”) in Canada and the United States. The Company’s mission is to support the energy transition in North America through deployment of clean energy at a distributed scale closer to where consumption occurs. Its objective is to scale-up as a leading developer, owner and operator of a significant fleet of distributed renewable power assets that have economic and technical value. The Company originates, develops, designs and builds solar power projects and BESS.

Principal Operations

The Company focuses on grid connected solar PV electricity power plants and BESS. With the growing demand for power from artificial intelligence based systems, the Company is also evaluating how its power solutions can support these systems. With its full in-house development, engineering and construction expertise, the Company’s capabilities span the value chain from development, EPC (as defined herein), financing, and operating as an Independent Power Producer (“IPP”). The Company’s core business consists of:

●	Development: The Company identifies, evaluates and secures control of suitable solar, BESS and other renewable development sites; obtains grid interconnection from utilities; acquires permits from government authorities; and engages solar energy subscribers and/or PPA clients as off-takers. A PPA, also referred to as an off-take agreement, is a contract between two parties, one which generates electricity (the seller) and one which is looking to purchase electricity (the buyer or off-taker). The PPA defines all of the commercial terms for the sale of electricity between the two parties, including when the project will begin commercial operation, schedule for delivery of electricity, penalties for under delivery, payment terms, and termination. A PPA requires active management to reconcile monthly deliveries, penalties and payment for electricity.

●	Engineering, Procurement and Construction (“EPC”): The Company engineers, procures and constructs safe, efficient, eco-friendly, solar and other renewable power plants for industrial, commercial, community and utility electricity market, using high engineering standards and the latest technology.

●	Financing: The Company assists with securing, or secures directly for its own IPP projects, sponsor equity, tax equity, long-term debt, and construction financing to deploy BESS, solar and other renewable power plants.

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●	Independent Power Producer: The Company commenced operating as an IPP in 2023. Previously, the Company operated and maintained solar power plants to optimize production and supervised solar power subscribers through two customer support centers in Boston and Chicago. The Company also manages PPA and off-take agreements as an asset manager.

●	Operations and Maintenance (“O&M”): This refers to activities which enable power plants to produce energy at or above the expected level of performance, in compliance with applicable regulations. O&M encompasses several ongoing maintenance processes, such as preventative maintenance, reactive maintenance, including rapid identification, analysis, and resolution of issues and problems and comprehensive monitoring and transparent reporting, along with the replacement and disabling of broken and damaged system and structural components. O&M is essential to ensuring that BESS, solar and other renewable power plants sustain themselves for their expected system life.

The Company generates revenues via a diverse portfolio of distributed and community solar projects across multiple solar markets including projects with host off-takers and community solar projects under programs such as Feed-In-Tariff (“FIT”), Value of Distributed Energy Resources, and PPAs. The Company develops solar projects that sell electricity to commercial, industrial, municipal, residential and utility off-takers.

Recent Developments

On June 29, 2026, the Company announced an agreement (the “Nodiac Agreement”) with Nodiac Corp. (“Nodiac”), a distributed data center power infrastructure company specializing in the development and deployment of modular, containerized data centers co-located with renewable energy assets. The Nodiac Agreement provides a framework to leverage PowerBank’s portfolio of solar and BESS sites in the United States for the purposes of deployment of distributed AI compute infrastructure on such sites. Nodiac and PowerBank will collaborate on deploying modular data centers at suitable sites within PowerBank’s portfolio, with definitive terms in the form of a project economics schedule to be negotiated on a site-by-site basis. The construction of any modular data center is subject to conclusion of a project economics schedule, receipt of required permits, technical feasibility and financing arrangements being in place.

On June 26, 2026, the Company announced that it has been awarded a contract (the “Farmingdale Contract”) to construct a photovoltaic array, electric vehicle chargers and associated infrastructure for the United States Federal Government (the “Farmingdale Project”). The Farmingdale Contract was awarded to the Company’s US subsidiary Abundant Solar Power Inc. and was granted by the United States Department of Defense and the Department of the Army for the Armed Forces Reserve Center (“AFRC”) Farmingdale in Farmingdale, New York (the “Farmingdale Project Owner”). The AFRC Farmingdale facility serves the Army Reserve, the Naval Reserve, the Marine Corps Reserve, and the New York National Guard. The Farmingdale Contract has an expected value of US$2.95 million and the ownership of the Farmingdale Project will be retained by the Farmingdale Project Owner.

On June 4, 2026, the Company announced that it changed its trading symbols on Nasdaq and Cboe Canada to “PBK”.

On April 13, 2026, the Company announced that it has executed a lease agreement on a 5 MW AC hybrid solar plus battery energy storage project known as the NY-Conklin Hill Rd project, in upstate New York. The project is expected to be eligible for incentives under the New York State Energy Research and Development Authority (“NYSERDA”) NY-Sun Program and the Retail Storage Incentive Program.

On March 17, 2026, the Company announced the spring mobilization of 9 projects in NY State, including Jordan Rd 1 and 2, Elmira, Newark and Camp Smith projects, among others. Spring mobilization is the initial stage of construction which includes site preparation. The projects include rooftop, carport, and ground-mounted solar with a combined generation capacity of 42.24 MW, as well as battery energy storage systems with a generation capacity of 21.76 MWh.

On March 3, 2026, the Company and GrandBridge Corporation announced an agreement to jointly develop and invest in solar energy and battery storage projects in Ontario. The agreement establishes a collaborative framework for developing electricity storage and generation projects with nameplate capacity of 2 MWac or greater within GrandBridge Energy’s service territory in Ontario, Canada. The projects are intended to be developed for submission under the Independent Electricity System Operator (IESO) Request for Proposals (RFPs), Local Generation Programs, and alternative procurement opportunities including Virtual Power Purchase Agreements (VPPAs).

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The Company announced approval from NYSERDA for the following incentives: Elmira – US$0.3 million, Jordan Rd 1 – US$2.0 million, Jordan Rd 2 – US$1.1 million.

BESS Project Financing and Development

On December 16, 2024 the Company announced the financial closing of a combined project loan (the “RBC Loan”) in a principal amount of $25.8 million from Royal Bank of Canada as Lender, Administrative and Collateral Agent and Green Loan Structuring Agent (the “Lender”). In December 2025, the credit agreement was amended to increase the total credit commitment to $28.1 million.

The RBC Loan, on a non-recourse basis, will be used for the construction, operation and maintenance of two 4.99 MW BESS projects to be located in Ontario (the “BESS Projects”), with project names SFF 06 and 903 respectively. The BESS Projects are owned by a subsidiary of the Company, 1000234763 Ontario Inc. (“ProjectCo”), and ProjectCo is the borrower under the terms of the RBC Loan.

In July 2023, the BESS Projects were awarded contracts by the Independent Electricity System Operator (“IESO”) under the Expedited Long-Term RFP (the “E-LT1”). These contracts, which have a term of 22 years, include a fixed contract capacity payment of $1,221/MW per business day. The Company expects that once operational each project will have 4.74 MW of daily contract capacity available (at a capacity payment to ProjectCo of $1,221/MW per business day) for 251 business days in a year.

The RBC Loan will initially be advanced as a construction loan facility (the “Construction Facility”). The Construction Facility shall be converted into a term loan (the “Term Facility”) following the commercial operation date (“COD”) of each project. The RBC Loan also includes an ITC bridge facility.

The RBC Loan is available for draw down by ProjectCo based on its construction schedule for each of the BESS Projects and the satisfaction of relevant conditions precedent. The RBC Loan is secured by a first ranking security interest over all assets of the ProjectCo.

The Company has an indirect 50% interest in ProjectCo, with the remaining 50% held by a partnership formed by First Nations communities in Ontario.

The SFF 06 project commenced construction during February 2025 and has reached commercial operation.

The 903 project remains in the permitting process and commencement of construction remains subject to the receipt of final permits. In particular, in order to proceed with construction of the 903 project an Official Plan Amendment and Zoning By-law Amendment (“OPA/ZBA”) are required from the Town of Armour, Ontario. On November 8, 2022, ProjectCo received a Municipal Support Resolution, which was unanimously approved by the council for the Town of Armour. However, the OPA/ZBA have been delayed as a result of certain public opposition and the council’s evaluation of how to respond to such opposition. A delay in obtaining the necessary OPA/ZBA means that ProjectCo may not be able to commence construction on the originally planned timeline and delaying construction means that achieving commercial operation on or before April 2026 will be delayed. At a council meeting for the Town of Armour held on January 13, 2026, the council voted against the approval of the OPA/ZBA due to public opposition. The Company has filed an appeal of this decision to the Ontario Land Tribunal (“OLT”) and a hearing date was scheduled for July 9, 2026. However, the timing of resolution remains uncertain. Following OPA/ZBA approval, ProjectCo will still need to obtain Site Plan Approval, Planning Act consent, and a building permit before construction can begin. In order to extend the deadline for commercial operation under the E-LT1 contract for the project, ProjectCo has sent the IESO a notice of potential force majeure event due to the OPA/ZBA delay. The timing of the issuance of the OPA/ZBA and its impact on project schedule remains uncertain.

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The OZ-1 Project (“OZ-1 Project”) does not have a project loan and it is also in the permitting process. Commencement of construction remains subject to the receipt of financing and final permits. In particular, in order to proceed with construction of the OZ-1 Project an OPA/ZBA are required from the Municipality of Arran-Elderslie, Ontario. The Company submitted an application to the Municipality of Arran-Elderslie for Site Plan Approval on February 26, 2025, related to the proposed BESS and made an application for consent to establish a long-term lease on lands where the OZ-1 Project is located (the “OZ-1 Consent”). The application for the OZ-1 Consent was made in the context of Section 50(3) of the Planning Act (Ontario) to permit a lease on the lands where the OZ-1 Project is located for a period longer than 21 years. On July 29, 2025, the County of Bruce provisionally approved Consent Application B-2024-075, subject to seven (7) conditions. Certain conditions were overly broad in scope and application, lacked certainty, and were not reasonable. As a result, the Company appealed the decision on the OZ-1 Consent to the OLT. The OLT hearing occurred on January 30, 2026 and the OZ-1 Consent with revised conditions acceptable to the Company was approved. The Company will now continue with the final permitting process with the County of Bruce. A delay in obtaining the necessary permits means that OZ-1 Project may not be able to commence construction on the originally planned timeline and delaying construction means that achieving commercial operation on or before the prior target date of April 2026 will be delayed. In order to extend the deadline for commercial operation under the E-LT1 contract for the project, the Company has sent the IESO a notice of potential force majeure event due to the delay. The timing of the issuance of the required permits and its impact on project schedule remains uncertain.

As a result of permitting delays, the Company and its battery storage systems supplier (the “Supplier”) were in discussions to terminate the contracts for the OZ-1 Project on mutually agreeable terms. Once permitting certainty is achieved for the OZ-1 Project, the Company will either re-enter into agreements with the Supplier or pursue an alternative supplier. A termination arrangement has now been concluded pursuant to which the parties agreed to terminate the OZ-1 Project’s equipment supply and long-term service agreements, with PowerBank relinquishing all rights and obligations. The Supplier will retain possession and property of the systems originally allocated to the OZ-1 Project, and PowerBank paid the Supplier a termination fee of $475,000 along with a reimbursement of certain retrofit costs in the amount of $100,000, in addition to any amounts due for services performed to date. Final completion deadlines for the remaining projects are also being adjusted. As part of the settlement, the outstanding OZ-1 accounts payable of approximately $4.1 million were released, in addition, $3.1 million of the amounts previously paid to the Supplier was applied to the 903 project and SFF 06 project, reducing the related project payables. Finally, PowerBank paid $512,000 for an extended warranty for the SFF-06 and 903 projects.

There are several risks associated with the development of the BESS Projects. The development of any project is subject to required permits, the continued availability of third-party financing arrangements for the Company and the ability of the Company to meet the conditions to draw down the funds available under the RBC Loan, the risks associated with the construction of a battery energy storage project and the degradation of battery storage capacity over time based on the number of discharge cycles. In addition, governments may revise, reduce or eliminate incentives and policy support schemes for battery energy storage, which could result in future projects no longer being economic.

DMNA Projects

The Company announced on October 14, 2025 that it has executed lease and power purchase agreements with the New York State Division of Military and Naval Affairs (“DMNA”) for the development of a portfolio of ground mount, rooftop and parking canopy solar power projects and battery energy storage systems with a cumulative total of 20 MW DC (the “DMNA Projects”). PowerBank intends to develop, finance and construct the DMNA Projects, a combination of behind-the-meter systems and community solar projects on land owned by the DMNA. Once operational, the clean energy generated by the DMNA Projects will be sold to the DMNA under long term power purchase agreements that have an initial term of 20 years or will be sold to local residents through community solar subscriptions.

PowerBank, through its US subsidiary Abundant Solar Power Inc., was selected in a competitive bidding process managed by the New York Power Authority for the development of the DMNA Projects. The portfolio consists of approximately 19MW of solar photovoltaic systems and 1MW/2MWh of battery energy storage. Individual systems will be located at a variety of New York Army National Guard facilities or properties across New York State administered by the DMNA. Developing the portfolio will help DMNA meet a variety of resiliency, climate, and economic savings goals. Subject to the receipt of financing and permits, construction is expected to start during the 2026 calendar year.

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Geddes Project

On November 4, 2025 the Company announced that its operational 3.79 MW Geddes Solar Power Project (the “Geddes Project”) in New York State has received its Commercial Operation Payment of US$1.47 million through the New York State Energy Research and Development Authority NY-Sun Program. The Geddes Project qualified for the Megawatt Block, Community Adder, and Landfill/Brownfield Adder under the program. The Geddes Project is also expected to receive an additional US$245 thousand through the Inclusive Community Solar Adder, also through NY-Sun.

The Company previously announced its intention to allocate the net cash generated by the Geddes Project to acquire Bitcoin. The actual timing and value of Bitcoin purchases, under the allocation strategy will be determined by management in its discretion based on the net cash produced by the Geddes Project after taking into consideration capital and operating costs, and debt service obligations. Purchases will also depend on several factors, including, among others, general market and business conditions, the trading price of Bitcoin and the anticipated cash needs of PowerBank. The allocation strategy may be suspended, discontinued or modified at any time for any reason. As of the date of this prospectus supplement, no Bitcoin purchases have been made.

Project Development

On December 2, 2025 the Company announced the execution of equipment procurement agreements for 15 late-stage distributed solar and energy storage projects (the “NY Projects”) across New York State through wholly owned subsidiaries. The NY Projects are expected to bring approximately 67 MW DC of solar and 11 MWh of energy storage to the State. This procurement is expected to enable the NY Projects to remain eligible for United States federal Investment Tax Credits for energy projects under the One Big Beautiful Bill Act of 2025 (“OBBBA”). Further, on June 9, 2026, the Company announced the execution of equipment procurement agreements for an additional 8 distributed solar and energy projects (together with the NY Projects, the “Projects”) across New York and Pennsylvania through its US subsidiary Abundant Solar Power Inc. Physical work on the procured equipment is expected to safe harbor the NY Projects by December 31, 2025. The NY Projects will have met the IRS Physical Work Test prior to the July 4, 2026 deadline for the IRS Physical Work Test under the OBBBA.

The value of the Investment Tax Credits associated with the NY Projects being harbored safely through this procurement is estimated at US$94.765 million, while the total construction value of the portfolio is estimated at US$242.3168 million.

Investment Tax Credits have been available for solar projects since 2006, providing a 30% tax credit for commercial solar installations that meet specific requirements, with opportunities for ITC bonus adders. The OBBBA, signed into law on July 4, 2025, specifies that the Section 48E Investment Tax Credit for solar facilities will be phased out, and projects which have begun construction on or before July 4, 2026, will remain eligible for the tax credits.

The Company has been working to complete the permitting process and secure the necessary financing for the construction of the NY Projects.

PowerBank has the option to continue as the owner on some or all of the NY Projects under its expanding portfolio as an Independent Power Producer and intends on delivering the full EPC scope for the NY Projects whether it retains ownership or not.

The NY Projects range in size from 500 kW DC to 7 MW DC for distributed solar, and 1.2 to 8 MWh for battery energy storage systems. The combined power from the 15 NY Projects could power approximately 7,500 homes in the State. Once completed, the NY Projects will be operated as either community solar or net-metered projects.

Orbit AI

The Company has entered into a Collaboration Framework Agreement with Smartlink AI Limited dba Orbit AI (“Orbit AI”).

Orbit AI is developing DeStarlink, the first decentralized low-Earth-orbit network for global connectivity, and DeStarAI, a suite of orbital AI data centers powered by solar arrays and naturally cooled in space. Together, these systems form the Orbital Cloud, a unified infrastructure layer designed to enable sovereign, censorship-resistant connectivity and in-orbit compute services.

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Through its collaboration with Orbit AI, PowerBank intends to contribute advanced solar energy systems and adaptive thermal control solutions. PowerBank’s contribution focuses on solar power and adaptive thermal technologies essential to future satellite’s “Execution Layer.”

On February 12, 2026, PowerBank announced a definitive subscription agreement for a strategic investment of US$500,000 by PowerBank into Orbit AI. Orbit AI’s Chief Financial Officer is related to PowerBank’s CEO and Director, Dr. Richard Lu. Dr. Lu has disclosed this relationship to the PowerBank’s Board of Directors and abstained from voting on the approval of this transaction. On April 7, 2026, the Company announced that it and Orbit AI have mutually agreed to terminate the Company’s proposed strategic investment of US$500,000. A collaboration agreement remains in place and the Company continues to discuss collaboration opportunities with Orbit AI.

Project Sale

On December 22, 2025 the Company announced the sale of its Elmira, Jordan Road 1, and Jordan Road 2 solar power projects (the “Solar Advocate Projects”) to Solar Advocate Development LLC (“Solar Advocate”). The transaction, valued at approximately US$41 million, included PowerBank’s continued engagement to construct the Solar Advocate Projects through to commercial operation. The three community solar projects represent a combined generation capacity of 16.87 MW.

Each EPC agreement for the Solar Advocate Projects included a corresponding guarantee agreement entered into between Solar Advocate and the Company that provided that Solar Advocate had, if it was not satisfied with its due diligence, the absolute and unconditional right to sell, transfer, convey or assign any or all of the Solar Advocate Projects back to the Company (“Sell-Back Right”) without incurring any further liabilities by providing written notice to Company at any time within 60 days of December 19, 2025. Solar Advocate has provided notice exercising the Sell-Back Right for all three projects. As a result, this transaction has been terminated and the $4 million USD that was advanced to PowerBank shall be returned to Solar Advocate. PowerBank is continuing to evaluate its plans for the Solar Advocate Projects which could include developing as owned IPP assets or selling them to another third party.

New York Green Bank Loan

On December 31, 2025, the Company announced that it and its subsidiaries have entered into a loan agreement with NY Green Bank (“NYGB”) for a revolving credit facility with initial principal amount of up to US$8 million (the “NYGB Loan”) that will be used to fund interconnection deposits for an initial portfolio of 50 MW of distributed solar power and battery energy storage projects located in New York State. The Company will add projects to the portfolio beyond the initial 50 MW as they are ready. NYGB, a division of NYSERDA, is a state-sponsored specialized fund that invests in New York State’s clean energy markets.

An interconnection deposit is a financial security (cash or letter of credit) a developer such as PowerBank pays to a utility or grid operator when requesting to connect a new solar power or battery energy storage project funding grid upgrades and project connection costs. These deposits are refundable if a project does not reach commercial operation. Due to the refundability of the deposits, the NYGB Loan provides a key revolving source of capital that allows PowerBank to execute on its development pipeline. As projects are monetized or reach commercial operation, PowerBank will be able to redeploy the proceeds of the NYGB Loan to additional projects.

The material terms of the NYGB Loan are as follows:

●	the NYGB Loan will be advanced against payment of interconnection deposit payments to local utilities in New York in connection with the projects;

●	initial principal amount is up to US$8 million, provided that NYGB in its discretion may increase the principal amount to up to US$12 million;

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●	no shares are issuable in connection with the NYGB Loan; and

●	the NYGB Loan is secured against the assets associated with the projects and the Company has provided a guarantee of payment.

Officer Update

Effective February 17, 2026, Mr. Andrew van Doorn was appointed as President & Chief Operating Officer and Ms. Tracy Zheng’s title was changed to Executive Vice President, Corporate Development.

Compensation Update

As part of its annual compensation review process in relation to the Company’s June 30th year-end, the Company is in the process of entering into amending agreements with certain of its named executive officers, subject to stock exchange approval, each as described below:

●	Amendment to consulting agreement between the Company and Art Vancouver Productions Inc. (the “Wayrynen Amending Agreement”), pursuant to which Mr. Matthew Wayrynen will continue to provide services to the Company as Executive Chair. Pursuant to the Wayrynen Amending Agreement, the monthly fee for the services of Mr. Wayrynen will be increased to C$50,000 (plus applicable taxes) and is subject to further increase to up to C$100,000 per month upon the Company completing equity or debt financings in an aggregate amount equal to or greater than US$25,000,000.

●	Amendment to consulting agreement between the Company and Light Voltaic Corporation (the “Lu Amending Agreement”), pursuant to which Dr. Richard Lu will continue to provide services as the Chief Executive Officer of the Company. Pursuant to the Lu Amending Agreement, the monthly fee for the services of Dr. Lu will be increased to C$66,875 (plus applicable taxes) and is subject to further increase to up to C$100,000 per month upon the Company completing equity or debt financings in an aggregate amount equal to or greater than US$25,000,000.

●	Amendment to the employment agreement between the Company and Andrew van Doorn (the “van Doorn Amending Agreement”), pursuant to which Mr. van Doorn will continue to provide services as the president and Chief Operating Officer of the Company. Pursuant to the van Doorn Amending Agreement, the monthly salary of Mr. van Doorn will be increased to C$41,666 and is subject to further increase to up to C$60,000 per month upon the Company completing equity and debt financings in an aggregate amount equal to or greater than US$25,000,000.

●	Amendment to the consulting agreement between the Company and The Phoenix Trendz Inc. (the “Zheng Amending Agreement”), pursuant to which Ms. Tracy Zheng will continue to provide services as the Executive Vice President, Corporate Development of the Company. Pursuant to the Zheng Amending Agreement, the monthly fee for the services of Ms. Zheng will be increased to C$33,334 (plus applicable taxes) and is subject to further increase to up to C$50,000 per month upon the Company completing equity and debt financings in an aggregate amount equal to or greater than US$25,000,000.

The amendments are expected to be dated on or about July 1, 2026. In addition to the above amendments, the Company is amending agreements with certain of its consultants and advisors. The amendments will result in an aggregate increase in the monthly compensation payable from C$80,000 to C$200,000 to such consultants and advisors.

The compensation disclosed in this section is, at the election of the Company and subject to stock exchange approval, payable in shares of the Company on a quarterly basis based on the closing market price of the Company’s shares on the last trading day of each quarter. The Company also intends to make grants of restricted share units within the current limits set out in its restricted share unit plan to certain directors, officers, employees and consultants as part of its annual compensation review.

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Development Pipeline

The Company has an existing development pipeline of solar PV projects that totals approximately 1,196 MW and BESS projects that totals approximately 875 megawatt hours (“MWH”). The Company categorizes its development pipeline into the following three categories: (1) “Under Construction” means the commercial operation date for the project is expected to occur within the next six to twelve months; (2) “Advanced Development” means the project is expected to reach notice to proceed (“NTP”) stage within the next six to twelve months; and (3) “Development” means the project is expected to reach NTP stage in greater than twelve months and includes projects where a proposal has been submitted (and not yet awarded) into a request for proposal or request for quotation process. The existing development pipeline is broken down as follows, as at March 31, 2026:

Stage	Solar PV Projects	BESS Projects
Operational	35 MW	-
Under Construction	38 MW	20MWH
Advanced Development	120 MW	44MWH
Development	1,003 MW	811 MWH
Total	1,196 MW	875 MWH

The statements noted above are “forward looking statements” and there are several risks associated with the development of the projects disclosed and the execution of the Company’s development pipeline. The development of any project is subject to receipt of interconnection approval, required permits, successful award of request for proposal processes, execution of contractual agreements and the continued availability of third-party financing arrangements for the Company and the risks associated with the construction of a solar power project. In addition, governments may revise, reduce or eliminate incentives and policy support schemes for solar power, which could result in future projects no longer being economic. Please refer to “Cautionary Note Regarding Forward-Looking Statements” for additional discussion of the assumptions and risk factors associated with the statements in this section.

RISK FACTORS

Investing in the Offered Shares is speculative and involves a high degree of risk due to the nature of our business and the present stage of its development. Before deciding to invest in the Offered Shares, investors should carefully consider all of the information contained in, and incorporated or deemed to be incorporated by reference in, this prospectus supplement and the prospectus. An investment in the Offered Shares is subject to certain risks, including risks related to the business of the Company, risks related to renewable projects and risks related to the Company’s securities described in this prospectus supplement, the prospectus and the documents incorporated or deemed to be incorporated by reference in the prospectus and herein. SEE THE RISK FACTORS BELOW AND THE “RISK FACTORS” SECTION OF THE PROSPECTUS AND THE DOCUMENTS INCORPORATED OR DEEMED TO BE INCORPORATED BY REFERENCE HEREIN AND THEREIN, INCLUDING THE AIF WHICH MAY BE ACCESSED ON THE COMPANY’S SEDAR+ PROFILE AT WWW.SEDARPLUS.CA AND THROUGH EDGAR AT WWW.SEC.GOV. Each of the risks described in these sections and in the documents incorporated by reference herein could materially and adversely affect our business, financial condition, results of operations and prospects, could cause them to differ materially from the estimates described in forward-looking statements relating to the Company, or its business, property or financial results, and could result in a loss of your investment. These risks are not the only risks we face. Additional risks and uncertainties not known to us or that we currently deem immaterial may also impair our business, financial condition, results of operations and prospects.

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Risks Related to the Offering

Discretion in the use of proceeds

The Company currently intends to allocate the net proceeds, if any, received from the Offering as described under “Use of Proceeds and Business Objectives and Milestones”; however, the Company will have discretion in the actual application of such net proceeds, and may elect to allocate net proceeds differently from that described under “Use of Proceeds and Business Objectives and Milestones” if determined by the board of directors of the Company (the “Board”) to be in the Company’s best interests to do so. Shareholders may not agree with the manner in which the Board and management choose to allocate and spend the net proceeds. The Company may pursue acquisitions, collaborations or other opportunities that do not result in an increase in the market value of our securities, including the market value of the Common Shares, and that may increase our losses. The failure by the Company to apply these funds effectively could have a material adverse effect on the Company’s business.

Dilution from future offerings

The Company may sell additional Common Shares or other securities that are convertible or exchangeable into Common Shares in subsequent offerings or may issue additional Common Shares or other securities to finance future acquisitions outside of the Offering. The Company cannot predict the size or nature of future sales or issuances of securities or the effect, if any, that such future sales and issuances will have on the market price of the Common Shares. Sales or issuances of substantial numbers of Common Shares or other securities that are convertible or exchangeable into Common Shares, or the perception that such sales or issuances could occur, may adversely affect prevailing market prices of the Common Shares. With any additional sale or issuance of Common Shares or other securities that are convertible or exchangeable into Common Shares, investors will suffer dilution to their voting power and economic interest in the Company. Furthermore, to the extent holders of the Company’s stock options or other convertible securities convert or exercise their securities and sell the Common Shares they receive, the trading price of the Common Shares on Cboe Canada or Nasdaq may decrease due to the additional amount of Common Shares available in the market.

Return on investment not guaranteed / Loss of entire investment

An investment in the Offered Shares is speculative and may result in the loss of an investor’s entire investment. Only potential investors who are experienced in high-risk investments and who can afford to lose their entire investment should consider an investment in the Company. There is no guarantee that an investment in the securities described herein will provide any positive return in the short term or long term. An investment in the securities of the Company is speculative and involves a high degree of risk and should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment.

The market price of the Common Shares may be volatile after the Offering

The market price of the Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Company’s control. This volatility may affect the ability of holders of Common Shares to sell their securities at an advantageous price. Market price fluctuations in the Common Shares may be due to the Company’s operating results failing to meet expectations of securities analysts or investors in any period, downward revision in securities analysts’ estimates, adverse changes in general market conditions or economic trends, acquisitions, dispositions or other material public announcements by the Company or its competitors, along with a variety of additional factors, and other risk factors described in this prospectus supplement and the prospectus, including the documents incorporated by reference herein and therein. These broad market fluctuations may adversely affect the market price of the Common Shares.

Financial markets historically at times have experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have often been unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the Common Shares may decline even if the Company’s operating results have not changed. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue, the Company’s operations could be adversely impacted and the trading price of the Common Shares may be materially adversely affected.

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Liquidity risk

Shareholders of the Company may be unable to sell significant quantities of Common Shares into the public trading markets without a significant reduction in the price of their Common Shares, as applicable, or at all. There can be no assurance that there will be sufficient liquidity of the Common Shares on the trading market, and that the Company will continue to meet the listing requirements of Cboe Canada or Nasdaq, or otherwise achieve listing on any other public listing exchange.

Forward-looking statements may be inaccurate

Investors are cautioned not to place undue reliance on forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking statements or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate. Additional information on the risks, assumptions and uncertainties are found in this prospectus supplement and the prospectus under the headings “Cautionary Note Regarding Forward-Looking Statements” and “Caution Regarding Forward-Looking Statements”, respectively.

Difficulty for United States investors to effect service of process on the Company or to obtain judgements in the United States

The Company is incorporated under the laws of the Province of Ontario, most of the Company’s officers and directors are not U.S. residents, and all or a substantial portion of the assets of the Company or the foregoing persons are located outside of the U.S. Consequently, it may be difficult for United States investors to effect service of process within the United States upon us or upon such persons who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under United States securities laws. A judgment of a United States court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the United States court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or us predicated solely upon such civil liabilities.

Loss of Foreign Private Issuer Status in the Future

The Company may in the future lose its foreign private issuer status if a majority of the Common Shares are owned of record in the United States and the Company fails to meet the additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to the Company under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs the Company incurs as a Canadian foreign private issuer eligible to use the MJDS. If the Company is not a foreign private issuer, it would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer.

Passive Foreign Investment Company Status

Generally, if for any taxable year, 75% or more of the Company’s gross income is passive income, or at least 50% of the average quarterly value of the Company’s assets are held for the production of, or produce, passive income, the Company would be characterized as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. For purposes of the above calculations, the Company will be treated as if it holds its proportionate share of the assets of, and receives directly its proportionate share of the income of, any other corporation in which it directly or indirectly owns at least 25%, by value, of the shares of such corporation. Passive income includes, among other things, dividends, interest, certain non-active rents and royalties, net gains from the sale or exchange of property producing such income and net foreign currency gains. Assets that produce or are held for the production of passive income generally include cash, even if held as working capital or raised in a public offering, marketable securities, and other assets that may produce passive income.

S-16

The determination as to whether a non-U.S. corporation is a PFIC is a factual determination made on an annual basis after the close of each taxable year. This determination is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and the determination will depend on, among other things, the composition of the non-U.S. corporation’s gross income and assets, as well as the relative value of its assets (which may fluctuate with the non-U.S. corporation’s market capitalization) and the nature of its activities. Accordingly, there can be no assurance that the Company has not been classified as a PFIC in the past year or that the Company will not be classified as a PFIC for the current taxable year or for any future taxable year. If the Company is a PFIC for any taxable year during which a U.S. Holder (as defined herein under the heading “Certain U.S. Federal Income Tax Considerations”) holds its Common Shares, the Company would continue to be treated as a PFIC with respect to that U.S. Holder for such taxable year and, unless the U.S. Holder makes certain elections, for future years even if the Company ceases to be a PFIC. If the Company is characterized as a PFIC, U.S. Holders of its Common Shares may suffer adverse U.S. federal income tax consequences, including the treatment of all or a portion of any gains realized on the sale of the Company’s Common Shares as ordinary income, rather than as capital gain, the loss of the preferential income tax rate applicable to dividends received on the Company’s Common Shares by individuals who are U.S. Holders, the addition of interest charges to the tax on such gains and certain distributions, and compliance with certain reporting requirements. A U.S. shareholder of a PFIC generally may mitigate certain of these adverse U.S. federal income tax consequences by making a qualified electing fund (“QEF”) election or a mark-to-market election. There can be no assurances that the Company will provide the information necessary for U.S. Holders to make QEF elections if the Company is classified as a PFIC.

Prospective U.S. Holders contemplating an investment in the Common Shares are urged to consult their tax advisors regarding the Company’s status as a PFIC and the U.S. federal income tax consequences that may apply if the Company is determined to be a PFIC in any taxable year.

Risks Related to our Business

Our business may be affected by global economic conditions.

Global financial markets have at various times in the past, and may, in the future, experience extreme volatility impacting many industries, including the mining industry. Global financial conditions remain subject to sudden and rapid destabilizations in response to economic shocks, including rising inflation, related government interventions, and global supply-chain disruption. A sudden or prolonged slowdown in the financial markets or other economic conditions, including but not limited to, fuel and energy costs, potential changes to trade policy, including tariff and import/export regulations, consumer spending, employment rates, business conditions, inflation, consumer debt levels, lack of available credit, the state of the financial markets, rising interest rates and tax rates, may adversely affect our growth and potential future profitability.

Future economic shocks may be precipitated by a number of causes, including, but not limited to, a rise in the price of oil and other commodities, the volatility of metal prices, rising inflation and interest rates, geopolitical instability, war, invasions or other armed conflicts, terrorism, pandemics, epidemics or other health concerns, the devaluation and volatility of global stock markets, tariffs and natural disasters. Any sudden or rapid destabilization of global economic conditions could impact our ability to obtain equity or debt financing in the future on terms favourable to us or at all. In such an event, our operations and financial condition could be adversely impacted.

Our business, financial condition and results of operations could be adversely affected by disruptions in the global economy resulting from recently proposed trade barriers, including tariffs.

The global economy has the potential to be negatively impacted by increasing tension and uncertainty resulting from actions by the United States government to impose tariffs on goods that are imported into the United States. Increased trade barriers, such as tariffs, could adversely affect our business, financial condition and results of operations. The impact of any tariffs is expected to result in market disruptions, inflation, supply chain disruptions and volatility in commodity prices, credit and capital markets. Further escalation of geopolitical tensions related to tariffs and retaliatory trade actions could result in increased volatility and disruption to the global economy and the markets in which we operate adversely impacting our business, financial condition or results of operations.

S-17

Governments may revise, reduce or eliminate incentives and policy support schemes for solar and battery storage power, which could cause demand for our products to decline.

Historically, the market for on-grid applications, where solar power supplements the electricity a customer purchases from the utility network or sells to a utility under a FIT, depends largely on the availability and size of government subsidy programs and economic incentives. Until recently, the cost of solar power exceeded retail electricity rates in many locations. Government incentives vary by geographic market. Governments in many countries provided incentives in the form of FITs, rebates, tax credits, renewable portfolio standards, auctions for Contracts for Difference, Feed-in Premium and other incentives.

In the United States, the federal governmental incentives for solar projects have changed significantly, and generally disadvantageously, as a result of the enactment of the OBBBA in 2025.

These governments implemented mandates to end-users, distributors, system integrators and manufacturers of solar power products to promote the use of solar energy in on-grid applications and to reduce dependency on other forms of energy. However, these government mandates and economic incentives in many markets either have been or are scheduled to be reduced or eliminated altogether, and eventually incentives for solar and alternative energy technologies may be phased out completely. Over the past few years, the cost of solar energy has declined, and the industry has become less dependent on government incentives.

While solar projects may continue to offer attractive internal rates of return, it is unlikely that these rates will be as high as they were in the past. If internal rates of return fall below an acceptable rate for project investors, and governments continue to reduce or eliminate incentives for solar power, this may cause a decrease in demand and considerable downward pressure on solar systems and therefore negatively impact the value of solar projects. The reduction, modification or elimination of government incentives in one or more of our markets could therefore materially and adversely affect the growth of such markets or result in increased price competition, either of which could cause our revenues to decline and harm our financial results.

CONSOLIDATED CAPITALIZATION

The following table sets out the consolidated capitalization of the Company as of March 31, 2026, both before and after giving effect to the Offering. Except as described in the Interim Financial Statements and as outlined under “Prior Sales”, there have been no material changes in the share and loan capital of the Company, on a consolidated basis, since March 31, 2026. For information on the issuance of Offered Shares pursuant to the exercise of options pursuant to our share compensation plan, the issuance of Offered Shares pursuant to the vesting of restricted share units pursuant to our share compensation plan and warrants, see “Prior Sales”.

	As at March 31, 2026 (1)	As at March 31, 2026 after giving effect to the Offering (1)
Common Shares	46,956,787	53,956,787
Options	3,659,360	3,659,360
Warrants	7,378,987	7,378,987
Restricted Share Units	350,000	350,000
Contingent Value Rights(2)	9,297,180	9,297,180

(1)	As at March 31, 2026, the Company had stock options, common share purchase warrants and restricted share units outstanding that could result in the issuance of up to 3,659,360, 7,378,987, and 350,000 additional Common Shares, respectively.

(2)	As at March 31, 2026, the Company had 9,297,180 contingent value rights convertible into a maximum of 2,283,929 Common Shares.

S-18

USE OF PROCEEDS AND BUSINESS OBJECTIVES AND MILESTONES

Use of Proceeds

The net proceeds of the Offering, are estimated to be US$3,948,000, after deducting the Placement Agent’s Commission of US$252,000, but before deducting the expenses of the Offering (estimated to be approximately US$250,000). See “Plan of Distribution”.

Assuming the Offering is completed for the maximum amount of Offered Shares, the Company intends to use the net proceeds from the Offering to advance the Company’s business objectives and for general corporate purposes (discussed in the table below), including funding the development and ownership of solar power projects, general and administrative expenses and for working capital requirements.

Expenditure	US$
Second and Third Deposit Payments for transformers for five Department of Defence solar projects located in New York, USA.	$433,000
Interconnection deposits for nine community solar projects located in New York, USA	$3,000,000
General and administrative expenses(1)	$265,000
Expenses of the Offering	$250,000
$3,948,000

Notes:

(1)	General and administrative costs are broken down as follows: insurance (US$115,000) and investor relations and marketing (US$150,000).

The Company focuses on grid connected solar PV electricity power plants and BESS. With its full in-house development, engineering and construction expertise, the Company’s capabilities span the value chain from development, EPC, financing, and operating as an IPP. Under the heading “Description and General Development of the Business – Operations Process” in the AIF, the Company described the five phases of its business model:

●	Phase 1 – Site Origination to Bankable Lease
●	Phase 2 – Development to Notice to Proceed
●	Phase 3 – Financing
●	Phase 4 – Delivery: Engineering, Procurement and Construction to Commercial Operations Date/Permission to Operate
●	Phase 5 – Operations and Management, Subscriber Management and Asset Management

In order to continue to grow as an IPP, the Company would need to make an adjustment in Phase 3. Instead of bringing in a project sponsor to finance and own the relevant project, the Company would be the sponsor by financing the project itself and retaining ownership. The process and costs associated with project ownership are the same as the Company’s existing business model, except for the requirement to fund the development costs. As a result, the Company needs additional capital to cover the equity portion of project development costs. Absent additional capital, the Company will continue with its “develop to sell” strategy and take smaller ownership interests in smaller projects. The proceeds of the Offering will allow the Company to retain a larger ownership in larger projects and accelerate its development pipeline. Under “Business Objectives and Milestones” the Company has identified the specific projects that financing from this prospectus supplement will be allocated towards for project ownership purposes or accelerated development.

In order to advance the business objectives of project ownership or acceleration of the development pipeline, the Company would use funds raised from the Offering for project development costs including as set out below and as further detailed under “Business Objectives and Milestones”:

●	completion of design and submission of zoning and interconnection documents;
●	interconnection studies;
●	engineering and permitting;
●	interconnection deposits;
●	procurement bid application fees;
●	lease payments on the project sites;
●	contractor costs; and
●	equipment purchases including orders of solar panels, inverters, racking, and transformers necessary for the projects.

S-19

Up to 6.31% of the gross proceeds raised from this prospectus supplement may be allocated to general and administrative costs including contractor costs, professional fees, rent, travel and conference, insurance, investor relations and marketing, and general office expenses.

If the Offering is fully subscribed, the net proceeds to the Company from the Offering, after deducting the Placement Agent’s Commission of US$252,000, but before deducting the estimated expenses of the Offering, will be US$3,948,000.

Until applied, some or all of the net proceeds of the Offering, if any, may be held as cash balances in the Company’s bank account or invested at the discretion of the Company, including in certificates of deposit and other instruments issued by banks or guaranteed by the Government of Canada or any province thereof or the Government of the United States or any state thereof.

Although the Company intends to expend the net proceeds from the Offering as set forth above, there may be circumstances where, for sound business reasons, a reallocation of funds may be prudent or necessary, and may vary materially from that set forth above. In addition, management of the Company will have broad discretion with respect to the actual use of the net proceeds from the Offering. See “Risk Factors”.

Business Objectives and Milestones

The primary business objectives for the Company using the net proceeds from the Offering are set forth in the table below:

Business Objective	Milestone	Timeline	Expected Cost (US$)
Equipment procurement for five Department of Defence solar projects located in New York, USA.	Completion of second and third deposit payments for transformers for five Department of Defence solar projects located in New York, USA.	July 2026 – September 2026	$433,000
Development of nine community solar projects located in New York, USA	Completion of interconnection deposit for nine community solar projects located in New York, USA	September 2026 – October 2026	$3,000,000
General & Administrative Expenditures	General & Administrative Expenditures	July 2026 – October 2026	$265,000

While the Company believes it has the skills and resources necessary to accomplish these business objections and milestones, there is no guarantee that the Company will be able to do so within the time frames indicated above, or at all. See “Risk Factors”.

S-20

PLAN OF DISTRIBUTION

The Offering

A.G.P. / Alliance Global Partners has agreed to act as exclusive placement agent subject to the terms of the Agency Agreement. The Placement Agent is not purchasing or selling any of the Offered Shares offered by this prospectus supplement, nor is it required to arrange the purchase or sale of any specific number or dollar amount of Offered Shares, but has agreed to use its reasonable best efforts to arrange for the sale of all of the Offered Shares offered hereby. Therefore, we may not sell the entire number of Offered Shares offered pursuant to this prospectus supplement. The Company will enter into a securities purchase agreement directly with the Purchasers in connection with the Offering.

The Offering is being made only in the United States pursuant to a prospectus supplement to the Company’s base shelf registration statement on Form F-10 declared effective by the SEC on May 9, 2025. The Offered Shares will be offered in the United States directly to the Purchasers.

The Offered Shares are offered subject to a number of conditions, including but not limited to, listing on the Cboe Canada and Nasdaq, and will be subject to the Company fulfilling all the requirements of Cboe Canada and Nasdaq.

The offering price of the Offered Shares was determined by arm’s length negotiation between the Company, the Placement Agent and the purchasers. The Offered Shares will be delivered to the investors in book entry form through the Depository Trust Company system.

Commissions and Expenses

The following table shows the per Offered Share; and total Placement Agent’s Commission the Company will pay to the Placement Agent:

Per Offered Share	US$	0.036
Total	US$	252,000

We estimate that the total expenses of the Offering payable by us, not including the Placement Agent’s Commission, will be approximately US$250,000. Subject to compliance with FINRA Rule 5110(f)(2)(D)(i), we have agreed to reimburse the Placement Agent for certain of its fees and expenses, including (i) the expenses of counsel and other out-of-pocket expenses of the Placement Agent, in an amount not to exceed US$75,000 in the aggregate, (ii) US$10,000 for the Placement Agent’s non-accountable expenses and (iii) to reimburse the Placement Agent for its clearing expenses in the amount of up to US$7,000.

Tail

Pursuant to the Placement Agency Agreement, we have agreed that, for a period of twelve (12) months following the expiration or termination of the Placement Agency Agreement, the Placement Agent will be entitled to receive the same compensation payable in connection with this offering with respect to any public or private offering or other financing or capital-raising transaction of any kind that is consummated with an investor that was contacted by, or directly introduced to us by the Placement Agent during the Term (as defined in the Placement Agency Agreement), and we have not within the 10 months prior to the date hereof been previously introduced to any such investor as demonstrated by our written records. Such compensation will not apply to securities issued to our officers, directors, employees or consultants.

Indemnification

The Company has agreed to indemnify the Placement Agent against certain liabilities, including liabilities under the U.S. Securities Act, as amended, and, where such indemnification is unavailable, to contribute to payments that the Placement Agent may be required to make in respect of such liabilities.

S-21

Regulation M

The Placement Agent may be deemed to be an underwriter within the meaning of Section 2(a)(11) of the U.S. Securities Act and any fees received by it and any profit realized on the sale of the securities by it while acting as principal might be deemed to be underwriting discounts or commissions under the U.S. Securities Act. The Placement Agent will be required to comply with the requirements of the U.S. Securities Act and the Exchange Act, including, without limitation, Rule 10b-5 and Regulation M under the Exchange Act. These rules and regulations may limit the timing of purchases and sales of our securities by the Placement Agent. Under these rules and regulations, the placement agent may not (i) engage in any stabilization activity in connection with our securities and (ii) bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities, other than as permitted under the Exchange Act, until it has completed its participation in the distribution.

Other Relationships

The Placement Agent and its respective affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. The Placement Agent has received, or may in the future receive, customary fees and commissions for these transactions.

Listing

The Company has applied to list the Offered Shares on Cboe Canada and Nasdaq. Listing on Cboe Canada and Nasdaq will be subject to the Company fulfilling all of the listing requirements of Cboe Canada and Nasdaq. The Company has submitted a notification of listing to list the Offered Shares on Cboe Canada and Nasdaq.

Delivery of Offered Shares

The Company expects to deliver the Offered Shares on or about July 1, 2026, subject to the satisfaction or waiver of customary closing conditions.

Copies of this prospectus supplement and the accompanying base shelf prospectus in electronic format may be made available on the websites maintained by the Placement Agent.

DESCRIPTION OF Securities Being Distributed UNder the OFfering

Common Shares

The Company is authorized to issue an unlimited number of Common Shares. As of June 29, 2026, there were 47,697,277 Common Shares issued and outstanding.

In addition, as of the date of this prospectus supplement, there are: 3,436,690 Common Shares issuable upon the exercise of outstanding stock options, with an exercise prices ranging from $0.75 to $3.00 per Common Share; 2,286,256 Common Shares issuable upon the conversion of outstanding restricted share units; 7,378,987 Common Shares issuable upon the exercise of outstanding warrants; and contingent payment of up to an additional 2,283,929 Common Shares that will be issued in the form of contingent value rights (“CVRs”) in connection with the Company’s July 2024 acquisition of Solar-Flow Through Funds Ltd.

All of the issued and outstanding Common Shares have been fully paid for and none are subject to any future call or assessment. Holders of Common Shares are entitled to receive notice of, and to attend and vote at, all meetings of the shareholders of the Company and to receive all notices and other documents required to be sent to shareholders in accordance with the Company’s articles, corporate law and the rules of any applicable stock exchange. On a poll, every shareholder has one vote for each Common Share held. The holders of Common Shares are entitled to dividends if, as and when declared by the Board and, upon the liquidation, dissolution or winding-up of its affairs or other distribution of its assets for the purpose of winding-up its affairs, to receive, on a pro rata basis, all of the remaining assets of the Company. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking fund or purchase fund provisions.

S-22

PRIOR SALES

During the 12-month period before the date of this prospectus supplement, the Company has issued the following Common Shares and securities convertible into Common Shares.

Date of Issuance	Transaction	Number of Securities		Issue Price (C$)	Issue Price (US$)
2025-07-03	Shares for Services	23,026			$1.52
2025-07-15	RSU Vesting	16,677			$1.50
2025-07-31	Debt Settlement	56,275		$2.56
2025-07-31	RSU Vesting	10,000		$1.88
2025-07-31	Shares for Services	26,315			$1.33
2025-08-22	RSU Vesting	75,390		$2.48
2025-10-03	Shares for Services	17,676			$1.98
2025-10-03	Shares for Services	22,875			$1.53
2025-10-19	RSU Vesting	34,375		$2.42
2025-10-24	Option Exercises	273,524		$0.75
2025-10-24	Option Exercises	113,584		$0.75
2025-10-31	Shares for Services	21,739			$1.61
2025-11-24	Option Exercises	22,500		$0.75
2025-11-24	Option Exercises	1,478		$1.89
2025-12-01	Shares for Services	21,739			$1.61
2025-12-09	RSU Vesting	34,375		$2.30
2025-12-31	Shares for Services	10,089		$2.26
2025-12-31	Warrant Exercise	390,088		$0.50
2026-01-02	Shares for Services	19,337			$1.81
2026-01-02	Warrant Exercise	120,000		$0.50
2026-01-05	Warrant Exercise	7,500		$0.50
2026-01-07	Warrant Exercise	32,510		$0.50
2026-01-09	RSU Vesting	34,375		$2.15
2026-01-09	Warrant Exercise	60,000		$0.50
2026-01-12	Warrant Exercise	20,000		$0.10
2026-01-14	Warrant Exercise	655,000		$0.10
2026-01-15	Warrant Exercise	1,200,000		$0.10
2026-01-19	Warrant Exercise	100,000		$0.50
2026-01-26	Option Exercises	9,900		$1.89
2026-01-26	Warrant Exercise	50,000		$0.50
2026-02-20	RSU Vesting	34,375		$1.34
2026-02-20	Shares for Services	29,940			$1.67
2026-02-20	Shares for Services	121,723			$2.29
2026-03-02	Shares for Services	64,350			$0.777
2026-03-02	Warrant Exercise	138,000		$0.75
2026-04-01	Shares for Services	93,457			$0.535
2026-05-01	Shares for Services	89,126			$0.561
2026-05-01	RSU Vesting	114,708		$0.81
2026-06-01	Shares for Services	57,836			$0.8645
2026-06-11	Option Exercises	222,670		$0.75
2025-06-29 – 2026-06-29	ATM Offering	7,816,798	(1)		$1.7469

(1)	During the period from June 29, 2025 to June 29, 2026, the Company sold a total of 7,816,798 Common Shares through at-the-market offerings for gross proceeds of $13,655,524.04 at an average price of US$1.7469 per offered share.

S-23

TRADING PRICE AND VOLUME

The Common Shares are currently listed and posted for trading on Cboe Canada under the trading symbol “PBK” and on the Nasdaq under the trading symbol “PBK”. The following tables set for the high and low and monthly trading volumes of the Common Shares for the 12-month period prior to the date of this prospectus supplement.

Canadian Exchange (Cboe Canada) (1)
Month	High ($)	Low ($)	Trading Volume
June 1 – 29, 2026	2.08	0.99	622,362
May 2026	1.53	0.82	247,774
April 2026	1.00	0.78	151,823
March 2026	1.18	0.60	211,012
February 2026	2.68	1.01	464,999
January 2026	2.88	2.01	585,200
December 2025	2.98	1.93	338,221
November 2025	2.60	1.98	181,986
October 2025	3.27	2.05	336,678
September 2025	3.03	2.08	92,360
August 2025	3.43	1.75	235,024
July 2025	2.28	1.80	142,389
June 2025	2.75	1.60	131,738

Note:

(1)	Source: Bloomberg

On June 26, 2026, the last trading day prior to the date of this prospectus supplement, the closing price of the Common Shares on Cboe Canada was $1.03.

Nasdaq (1)
Month	High ($)	Low ($)	Trading Volume
June 1 – 29, 2026	1.53	0.67	164,298,303
May 2026	1.13	0.56	32,328,000
April 2026	0.77	0.53	11,691,300
March 2026	0.90	0.45	13,981,500
February 2026	1.96	0.73	37,017,600
January 2026	2.08	1.45	48,778,000
December 2025	2.25	1.38	34,362,300
November 2025	1.90	1.45	7,047,500
October 2025	2.35	1.46	8,628,400
September 2025	2.15	1.50	4,955,200
August 2025	2.55	1.24	10,825,600
July 2025	1.58	1.29	4,481,400
June 2025	2.19	1.23	13,182,700

Note:

(1)	Source: Bloomberg

On June 26, 2026, the last trading day prior to the date of this prospectus supplement, the closing price of the Common Shares on Nasdaq was US$0.72.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is, as of the date prior to the date hereof, a general summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereunder (the “Tax Act”) and the Canada-United States Tax Convention (1980) (the “Tax Treaty”) generally applicable to a holder who acquires Offered Shares, pursuant to the Offering.

S-24

This summary applies only to a holder who is a beneficial owner of Offered Shares acquired pursuant to this Offering and who, at all relevant times, (a) for the purposes of the Tax Act and the Tax Treaty (i) is not resident or deemed to be resident, nor has ever been resident, in Canada, (ii) deals at “arm’s length” with the Company and the Placement Agent, and is not “affiliated” with the Company or the Placement Agent (each as defined in the Tax Act), (iii) acquires and holds Offered Shares as capital property, (iv) does not, and is not deemed to, use or hold Offered Shares in the course of carrying on, or otherwise in connection with, a business carried on or deemed to be carried on in Canada (including an adventure or concern in the nature of trade), (v) is not an insurer that carries on an insurance business in Canada and elsewhere, (vi) is not an “authorized foreign bank” (as defined in the Tax Act), (vii) has not entered into, and will not enter into, a “synthetic disposition arrangement”, a “synthetic equity arrangement”, or a “derivative forward agreement” (each as defined in the Tax Act) with respect to the Offered Shares, (viii) is not exempt from tax under the Tax Act, (ix) does not have and has not had, at any time, a “permanent establishment” (as defined in the Tax Treaty) of any kind in Canada, or (x) is otherwise of special status or in special circumstances, and (b) (i) is resident solely in the United States for tax purposes and (ii) is a “qualifying person” under, and entitled to the full benefits of, the Tax Treaty. Holders who meet all the criteria in clauses (a) and (b) above are referred to herein as “United States Holders”, and this summary only addresses such United States Holders. The Offered Shares will generally be considered to be capital property to a United States Holder unless the United States Holder holds or uses, or is deemed to hold or use, such Offered Shares in the course of carrying on a business of trading or dealing in securities or has acquired them or is deemed to have acquired them in a transaction or transactions considered to be an adventure in the nature of trade.

 Certain entities resident in the United States that are fiscally transparent for United States federal income tax purposes (including certain limited liability companies) may not in all circumstances be entitled to the benefits of the Tax Treaty. Members of or holders of an interest in such an entity that holds Offered Shares should consult their own tax advisors regarding the extent, if any, to which the benefits of the Tax Treaty will apply to the entity in respect of its Offered Shares.

This summary is based on the facts set out in this prospectus supplement, the current provisions of the Tax Act, the current provisions of the Tax Treaty (each as in force as of the date prior to the date of this prospectus supplement) and the Company’s understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) published in writing by the CRA and publicly available prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act publicly and officially announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that the Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted in the form proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or in the CRA’s administrative policies or assessing practices, whether by legislative, regulatory, administrative, governmental or judicial decision or action, nor does it take into account tax laws of any province or territory of Canada or of any other jurisdiction outside Canada, which may differ significantly from those discussed in this summary.

Generally, for the purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Offered Shares must generally be expressed in Canadian dollars. Amounts denominated in United States currency generally must be converted into Canadian dollars based on the relevant exchange rate as determined in accordance with the Tax Act.

This summary is of a general nature only and is not, and is not intended to be, nor should it be construed to be, legal or income tax advice to any particular United States Holder, and not representations with respect to the tax consequences to any United States Holder or prospective United States Holder are made herein. This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to an investment in the Offered Shares. The tax consequences of acquiring, holding and disposing of Offered Shares will vary according to the United States Holder’s particular circumstances. United States Holders should consult their own tax advisors regarding the specific tax consequences to them of acquiring, holding and disposing of Offered Shares, having regard to their particular circumstances. The discussion below is qualified accordingly.

Dividends on Offered Shares

A United States Holder to whom the Company pays or credits or is deemed to pay or credit as, on account or in lieu of payment of, or in satisfaction of, dividends on such United States Holder’s Offered Shares will generally be subject to Canadian withholding tax. The rate of withholding under the Tax Act is 25% of the gross amount of the dividend, but should generally be reduced under the Tax Treaty to 15% (or, if the United States Holder is a company that owns, directly or indirectly, at least 10% of the voting stock of the Company, 5%) of the gross amount of the dividend. For this purpose, a company that is a resident of the United States for purposes of the Tax Act and the Tax Treaty and is entitled to the benefits of the Tax Treaty shall be considered to own the voting stock of the Company owned by an entity that is considered fiscally transparent under the laws of the United States and that is not a resident of Canada, in proportion to such company’s ownership interest in that entity.

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 Dispositions of Offered Shares

 A United States Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of an Offered Share, nor will a capital loss arising therefrom be recognized under the Tax Act, unless such Offered Share constitutes “taxable Canadian property” (as defined in the Tax Act) of the United States Holder at the time of disposition or deemed disposition and the United States Holder is not entitled to relief under the Tax Treaty.

Provided the Offered Shares are listed on a “designated stock exchange” (as defined in the Tax Act) (which currently includes Nasdaq and Cboe Canada) at the time of disposition or deemed disposition, the Offered Shares generally will not constitute “taxable Canadian property” of a United States Holder at that time unless, at any time during the 60-month period immediately preceding the disposition or deemed disposition, the following two conditions are met concurrently: (i) 25% or more of the issued shares of any class or series of the capital stock of the Company were owned by or belonged to one or any combination of: (a) the United States Holder, (b) persons with whom the United States Holder does not deal at ”arm’s length” (within the meaning of the Tax Act), or (c) partnerships in which the United States Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships; and (ii) more than 50% of the fair market value of the Offered Shares was derived directly or indirectly from one or any combination of (a) real or immovable property situated in Canada, (b) “Canadian resource properties” (as defined in the Tax Act), (c) “timber resource properties” (as defined in the Tax Act), or (d) options in respect of, interests in, or, for civil law, rights in any such properties (whether or not such property exists). Notwithstanding the foregoing, an Offered Share may otherwise be deemed to be “taxable Canadian property” of a United States Holder in certain circumstances.

United States Holders whose Offered Shares may constitute “taxable Canadian property” should consult their tax advisors with respect to the tax and compliance considerations that may be relevant to them, including with respect to any potential relief under the Tax Treaty.

POTENTIAL INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE CANADIAN OR OTHER TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE OFFERED SHARES.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined herein) arising from and relating to the acquisition, ownership, and disposition of Offered Shares pursuant to the Offering, that was prepared by Hodgson Russ LLP, counsel to the Company with respect to U.S. federal income tax matters.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of Offered Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including, without limitation, specific tax consequences to a U.S. Holder under an applicable income tax treaty. Accordingly, this summary is not intended to be, and should not be construed as. legal or U.S. federal income tax advice with respect to any U.S. Holder. Except as set forth below, this summary does not address the U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift. U.S. state and local, and non-U.S. tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Offered Shares, nor any applicable tax reporting requirements. Each prospective U.S. Holder should consult their own tax advisors regarding the U.S. federal, U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences and tax reporting requirements relating to the acquisition. ownership. and disposition of Offered Shares.

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No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Offered Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary are based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

Scope of this Summary

Authorities

This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Tax Treaty, and U.S. court decisions that are applicable, and, in each case, as in effect and available, as of the date of this prospectus supplement. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied retroactively or prospectively. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Offered Shares that is for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;
●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized in or under the laws of the United States, any state thereof or the District of Columbia;
●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or
●	a trust that (1) is subject to the primary supervision of a court within the United States and is under the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of Offered Shares that is not a U.S. Holder or partnership or other pass-through entity. This summary does not address the U.S. federal income tax consequences applicable to non-U.S. Holders. Accordingly, a non-U.S. Holder should consult its own tax advisor regarding the tax consequences (including the potential application of and operation of any income tax treaties) related to the acquisition, ownership and disposition of Offered Shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the U.S. dollar; (e) own Offered Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) acquire Offered Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold  Offered Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are required to accelerate the recognition of any item of gross income with respect to Offered Shares as a result of such income being recognized on an applicable financial statement; or (i) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the outstanding shares of the Company.

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This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) former U.S. citizens or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Tax Act; (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Offered Shares in connection with carrying on a business in Canada; (d) persons whose Offered Shares constitute “taxable Canadian property” under the Tax Act or (e) persons that have a permanent establishment in Canada for the purposes of the Tax Treaty and that use or hold Offered Shares in connection with such permanent establishment.

U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal, U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Offered Shares.

If an entity or arrangement that is classified as a partnership (or other “pass-through” entity) for U.S. federal income tax purposes holds  Offered Shares, the U.S. federal income tax consequences to such entity and the partners (or other owners) of such entity generally will depend on the activities of the entity and the status of such partners (or owners). This summary does not address the tax consequences to any such partner (or owner). Partners (or other owners) of entities or arrangements that are classified as partnerships or as “pass-through” entities for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of Offered Shares.

In addition, this summary assumes that the Company is not a “controlled foreign corporation” for U.S. federal income tax purposes.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. PROSPECTIVE U.S. HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL, AND NON-U.S. TAX CONSEQUENCES AND REPORTING REQUIREMENTS TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OFFERED SHARES.

Ownership and Disposition of Offered Shares (Assuming the Company is not a PFIC)

The following discussion is subject in its entirety to the rules described below under the heading “Passive Foreign Investment Company Rules”.

Distributions on Offered Shares

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to an Offered Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any foreign income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Offered Shares and thereafter as gain from the sale or exchange of such Offered Shares (see “Sale or Other Taxable Disposition of Offered Shares” below). However, the Company may not maintain the calculations of its earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder may have to assume that any distribution by the Company with respect to the Offered Shares will constitute dividend income. Dividends received on Offered Shares by corporate U.S. Holders generally will not be eligible for the “dividends received deduction” allowed to corporations in respect of dividends received from other U.S. corporations or, absent the corporate U.S. Holder meeting certain ownership thresholds, the dividends-received deduction available in respect of dividends received from certain foreign corporations. Subject to applicable limitations and provided the Company is eligible for the benefits of the Tax Treaty or the Offered Shares are readily tradable on a United States securities market, dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to qualified dividends, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC in the tax year of distribution or in the preceding tax year.

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For U.S. federal income tax purposes, U.S. Holders will be treated as having received the amount of any Canadian taxes withheld by the Company, and as then having paid over the withheld taxes to the Canadian taxing authorities. As a result of this rule, the amount of dividend income included in gross income for U.S. federal income tax purposes by a U.S. Holder with respect to a payment of dividends may be greater than the amount of cash actually received (or receivable) by the U.S. Holder from the Company with respect to the dividend.

The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Offered Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in such Offered Shares sold or otherwise disposed of. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if, at the time of the sale or other disposition, such Offered Shares are held for more than one year. If the consideration a U.S. Holder receives for the Offered Shares is not paid in U.S. dollars, the amount realized will be determined using the rules described under “Additional Considerations — Use of Foreign Currency to Acquire Offered Shares or Receipt of Foreign Currency”. A U.S. Holder’s tax basis in its Offered Shares generally will equal the U.S. dollar cost of such Offered Shares. If a U.S. Holder uses foreign currency to acquire Offered Shares, the cost of the Offered Shares will be determined using the rules described under “Additional Considerations — Use of Foreign Currency to Acquire Offered Shares or Receipt of Foreign Currency”.

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Passive Foreign Investment Company Rules

U.S. Holders generally would be subject to a special, adverse tax regime that would differ in certain respects from the tax treatment described above if the Company is, or were to become, a PFIC for U.S. federal income tax purposes. The determination as to whether a non-U.S. corporation is a PFIC is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and on many factors that can change from time to time, including fluctuations in the market price of the Company’s Common Shares. The general rule is that the Company would be a PFIC if, for a tax year, (a) 75% or more of its gross income for such tax year is passive income or (b) 50% or more of the value of its gross assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets. “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes dividends, interest, certain rents and royalties, and certain types of gains (such as from the sale of stock and securities). For purposes of determining whether the Company is a PFIC, the Company will be treated as holding its proportionate share of the assets and receiving directly its proportionate share of the income of any other corporation in which it owns, directly or indirectly, 25% or more (by value) of the stock of such other corporation. If the Company is a PFIC and owns less than a 25% interest by value in another non-U.S. corporation, it is possible such other corporation could also be considered a PFIC with respect to a U.S. Holder of the Common Shares.

The Company has not made any determination of its PFIC status for the current year. The Company also has not made a PFIC determination for any prior taxable year. Therefore, there is no assurance that the Company has not been a PFIC in prior taxable years, nor that the Company will not be a PFIC in its current taxable year or become a PFIC in any future taxable year. No opinion is expressed with respect to the Company’s PFIC status for prior, current or future taxable years. If the Company is or becomes a PFIC with respect to Common Shares held by a particular U.S. Holder, it will always be considered a PFIC with respect to such Common Shares of the U.S. Holder even if the Company may not otherwise qualify as a PFIC in future years.

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If the Company is a PFIC with respect to a U.S. Holder, and the U.S. Holder does not make either of the elections described below, gain from the disposition of the Common Shares and certain distributions classified as “excess distributions” (generally, those that are in excess of 125% of the average amount of distributions in the three prior tax years) would be subject to ordinary income treatment and allocated ratably to days in a U.S. Holder’s holding period in computing the U.S. Holder’s tax liability. The amounts allocated to the taxable year during which the gain is realized or excess distribution is made, and to any taxable years in such U.S. Holder’s holding period that are before the first taxable year in which the Company is treated as a PFIC with respect to that U.S. Holder, would be included in the U.S. Holder’s gross income as ordinary income for the taxable year of the gain or excess distribution. The amount allocated to each other taxable year would be taxed as ordinary income in the taxable year during which the gain is realized or excess distribution is made at the highest tax rate in effect for the U.S. Holder in that other taxable year and would be subject to an interest charge as if the income tax liabilities had been due with respect to each such prior year. Under proposed Treasury Regulations, gifts, exchanges pursuant to corporate reorganizations and pledging or use of Common Shares as security for a loan would be treated as a taxable disposition of the Common Shares and subject to the foregoing tax treatment.

If the Company is a PFIC the U.S. Holder may be able to mitigate the adverse tax effects of the PFIC rules described above if the U.S. Holder makes a QEF or a mark-to-market election with respect to the Offered Shares. If a U.S. Holder makes a timely QEF election for the first tax year in which its holding period of its Common Shares begins, such U.S. Holder generally will not be subject to the PFIC rules described above with respect to such Common Shares. However, under the QEF regime, in each taxable year that the Company is considered a PFIC the U.S. Holder must include in gross income (i) as ordinary income, the U.S. Holder’s pro rata share of the ordinary earnings of the Company and (ii) as capital gain, the U.S. Holder’s pro rata share of the net capital gain of the Company, regardless of whether the Company makes a distribution on the Common Shares. Distributions of income that had previously been taxed under the QEF regime will not be taxed again when such distributions are made to the U.S. Holder. Subject to certain restrictions, a U.S. Holder may elect to defer payment of current U.S. federal income tax on such amounts included in income under the QEF regime, but a non-deductible interest charge would be applied. Under the QEF rules, the electing U.S. Holder must supply certain information to the IRS that the U.S. Holder would need to obtain from the Company. A U.S. Holder should be aware that there can be no assurances that the Company will satisfy the record keeping requirements that apply to a QEF, or that the Company will supply U.S. Holders with the information necessary to make a QEF election with respect to the Company or any subsidiary that also is classified as a PFIC. As a result, there can be no assurances that U.S. Holders will be able to make a QEF election.

If the Company is a PFIC, a U.S. Holder may make a “mark-to-market” election as an alternative to a QEF election, as long as the Common Shares are treated as regularly traded on a qualified exchange or other market within the meaning of the applicable Treasury Regulations. The consequence of a mark-to-market election is that a U.S. Holder must include in gross income, as ordinary income, an amount equal to the excess, if any, of the fair market value of the U.S. Holder’s Common Shares at the close of the taxable year over the U.S. Holder’s adjusted tax basis in the Common Shares. If the fair market value of the U.S. Holder’s Common Shares at the end of the taxable year is less than the adjusted tax basis of the U.S. Holder in the Common Shares, an ordinary loss deduction may be claimed, but only to the extent of any mark-to-market gains previously included in income. The U.S. Holder’s tax basis in the Common Shares will be adjusted to reflect such inclusions or deductions. Gain or loss on disposition of the Common Shares will be ordinary income or loss.

During any taxable year in which the Company or any of its subsidiaries is treated as a PFIC with respect to a U.S. Holder, that U.S. Holder may be required to file IRS Form 8621 (“Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund”).

A U.S. Holder should consult their own tax advisor regarding the potential applicability of the PFIC rules to an investment in the Offered Shares, as well as the potential availability, and advisability, of making a QEF election (including on a protective basis) or a mark-to-market election, and any applicable U.S. reporting obligations.

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Additional Considerations

Additional Tax on Passive Income

Certain individuals, estates and trusts whose income exceeds certain thresholds will be required to pay a 3.8% Medicare surtax on “net investment income” including, among other things, dividends and net gain from disposition of property (other than property held in certain trades or businesses). U.S. Holders should consult their own tax advisors regarding the application, if any, of this tax on their ownership and disposition of Offered Shares.

Use of Foreign Currency to Acquire Common Shares or Receipt of Foreign Currency

A U.S. Holder’s tax basis in its Common Shares generally will equal the U.S. dollar cost of such Common Shares. If a U.S. Holder uses foreign currency to purchase Offered Shares, the cost of the Offered Shares will be the U.S. dollar value of the foreign currency purchase price determined by reference to the spot rate of exchange on the date of purchase. However, if the Offered Shares are treated as traded on an established securities market and the U.S. Holder is either a cash basis taxpayer or an accrual basis taxpayer who has made a special election (which must be applied consistently from year to year and cannot be changed without the consent of the IRS), such U.S. Holder will determine the U.S. dollar value of the cost of such Offered Shares by translating the amount paid at the spot rate of exchange on the settlement date of the purchase.

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of Offered Shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). However, in the case of sale, exchange, or other taxable disposition of Offered Shares, if the Offered Shares are treated as traded on an “established securities market” and the U.S. Holder is either a cash basis taxpayer or an accrual basis taxpayer that has made a special election (which must be applied consistently from year to year and cannot be changed without the consent of the IRS), such U.S. Holder will determine the U.S. dollar value of the amount realized in a foreign currency by translating the amount received at the spot rate of exchange on the settlement date of the sale.

A U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Offered Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income that is subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year. The foreign tax credit rules are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances. Accordingly, each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, there may be a requirement to file an IRS Form 8938 (“Statement of Specified Foreign Financial Assets”), with a U.S. Holder’s U.S. tax return, under special rules that impose U.S. return disclosure obligations (and related penalties) on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also may include assets such as the  Offered Shares. Other IRS information reporting on various IRS Forms may also be required with respect to a U.S. Holder. Penalties for failure to file required information returns are substantial. U.S. Holders should consult their own tax advisors regarding the requirements of filing information returns.

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During any taxable year in which the Company or any of its subsidiaries is treated as a PFIC with respect to a particular U.S. Holder, that U.S. Holder generally may have additional U.S. reporting requirements, as described above under “Passive Foreign Investment Company Rules”.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, Offered Shares will generally be subject to information reporting and backup withholding tax (currently at a rate of 24%) if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

The above summary is not intended to constitute a complete analysis of all tax considerations applicable to U.S. Holders with respect to the acquisition, ownership, and disposition of Offered Shares. U.S. Holders should consult their own tax advisors as to the tax considerations applicable to them in their own particular circumstances.

AGENT FOR SERVICE OF PROCESS

Paul Pasalic and Chelsea L. Nickles, each a director of the Company, reside outside of Canada and have appointed Blakes Vancouver Services Inc., c/o Blake, Cassels & Graydon LLP, 1133 Melville Street, Suite 3500, The Stack, Vancouver, British Columbia, V6E 4E5, Canada as agent for service of process in Canada.

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

LEGAL MATTERS

Certain Canadian legal matters relating to the Offering hereby will be passed upon on behalf of the Company by Blake, Cassels & Graydon LLP, and on behalf of the Placement Agent by Mintz LLP.

As of the date of this prospectus supplement, the designated professionals (as such terms is defined in item 16.2(1.1) of Form 51-102F2 – Annual Information Form of NI 51-102) of each of Blake, Cassels & Graydon LLP and Mintz LLP, as a group, beneficially own, directly or indirectly, less than 1% of the Company’s outstanding securities.

Certain legal matters relating to United States law will be passed upon on behalf of the Company by Hodgson Russ LLP and on behalf of the Placement Agent by Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

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ENFORCEMENT OF CIVIL LIABILITIES

The Company is governed by the laws of the Province of Ontario, Canada and its executive offices, administrative activities and some of its assets are located outside the United States. In addition, the directors and executive officers of the Company, and certain experts named in this prospectus supplement and in the accompanying prospectus, or a document incorporated by reference herein or therein, are residents of jurisdictions other than the United States and all or a substantial portion of the assets of those persons are or may be located outside the United States. Consequently, it may be difficult for United States purchasers to effect service of process within the United States on the Company, its directors or officers or such experts, or to realize in the United States on judgments of courts of the United States predicated on civil liabilities under the U.S. Securities Act, as amended. Purchasers should not assume that Canadian courts would enforce judgments of United States courts obtained in actions against the Company or such persons predicated on the civil liability provisions of the United States federal securities laws or the securities or “blue sky” laws of any state within the United States or would render judgments, in original actions, for liabilities against the Company or such persons predicated on the United States federal securities or any such state securities or “blue sky” laws.

The Company has filed with the SEC, in connection with the Registration Statement, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Company appointed Cogency Global Inc. as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Company in a United States court, arising out of or related to or concerning the Registration Statement.

INTEREST OF EXPERTS

The Company’s external auditor, Deloitte LLP, is independent of the Company within the meaning of the rules of professional conduct of the Chartered Professional Accountants of Ontario and within the meaning of the U.S. Securities Act and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States).

The Company’s former external auditor, ZH CPA, LLC, confirmed that it was independent of the Company within the meaning of the rules of professional conduct of the Colorado State Board of Accountancy and the Public Company Accounting Oversight Board until January 13, 2025.

AUDITORS, REGISTRAR AND TRANSFER AGENT

Deloitte LLP is the external auditor of the Company at its principal offices located at 200-8 Adelaide Street West, Bay Adelaide East, Toronto, Ontario, Canada.

ZH CPA, LLC, is the former external auditor of the Company at its principal offices located at 999 18th Street, Suite 3000, Denver, Colorado, U.S.A.

The registrar and transfer agent for the Common Shares is Endeavor Trust Corporation at its principal offices in Vancouver, British Columbia.

ADDITIONAL INFORMATION

The Company is subject to certain informational requirements of the U.S. Exchange Act, in addition to applicable Canadian requirements. Consequently, the Company files reports and other information with the SEC, in addition to securities regulatory authorities in Canada. Under the MJDS, documents and other information that the Company files with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer, the Company is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Company’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act.

The reports and other information filed by the Company with, or furnished to, the SEC may be accessed on the SEC’s website at www.sec.gov. Copies of reports, statements and other information that the Company files with Canadian securities regulatory authorities are available electronically on the Company’s profile on SEDAR+ at www.sedarplus.ca.

S-33

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information contained herein is subject to completion or amendment. This short form base shelf prospectus shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there by any sale of securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Information has been incorporated by reference in this short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request, without charge from the Corporate Secretary of SolarBank Corporation at Suite 803 – 505 Consumers Road, Toronto, ON M2J 4V8, telephone (416) 494-9559, and are also available electronically at www.sedarplus.ca and wwe.sec.gov.

SHORT FORM BASE SHELF PROSPECTUS

NEW ISSUE AND/OR SECONDARY OFFERING	May 7, 2025

SOLARBANK CORPORATION

C$200,000,000

Common Shares

Debt Securities

Warrants

Subscription Receipts

Share Purchase Contracts

Units

SolarBank Corporation (the “Company” or “SolarBank”) may offer (the “Offerings”) and sell, from time to time, common shares of the Company (the “Common Shares”), debt securities (“Debt Securities”), warrants to purchase securities (“Warrants”), subscription receipts (“Subscription Receipts”), share purchase contracts (“Share Purchase Contracts”), or any combination of such securities (“Units”) (all of the foregoing, collectively, the “Securities”) up to an aggregate initial offering price of C$200,000,000 (or the equivalent thereof, at the date of issue, in any other currency or currencies, as the case may be) at any time during the 25-month period that this short form base shelf prospectus (including any amendments hereto) (the “Prospectus”), remains effective. The Securities may be sold by the Company or certain of the Company’s security holders (“Selling Securityholders” and each, a “Selling Securityholder”). Common Shares offered hereby may be offered separately or together, in separate series, in amounts, at prices and on terms to be determined based on market conditions at the time of sale, including potentially by way of an “at-the-market distribution” (as defined under applicable Canadian securities legislation), and set forth in one or more prospectus supplements (collectively or individually, as the case may be, “Prospectus Supplements”). In addition, Securities may be offered and issued in consideration for the acquisition of other businesses, assets or securities by the Company or one of its subsidiaries. The consideration for any such acquisition may consist of any of the Securities separately, a combination of Securities or any combination of, among other things, Securities, cash and assumption of liabilities.

The Securities may be sold from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The prices at which the Securities may be offered and sold may vary as between purchasers and during the period of distribution. If, in connection with the offering of Securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters to the Company or any Selling Securityholder. See “Plan of Distribution”.

The specific terms of the Securities with respect to a particular Offering will be set out in the applicable Prospectus Supplement and may include, where applicable (i) in the case of Common Shares, the number of Common Shares offered, the offering price, whether the Common Shares are being offered for cash, and any other terms specific to the Common Shares being offered, (ii) in the case of Debt Securities, the specific designation, the aggregate principal amount, the currency or the currency unit for which the Debt Securities may be purchased, the maturity, the interest provisions, the authorized denominations, the offering price, where the Debt Securities are being offered for cash, the covenants, the events of default, any terms for redemption or retraction, any exchange or conversion rights attached to the Debt Securities and any other terms specific to the Debt Securities being offered, (iii) in the case of Warrants, the number of such Warrants offered, the offering price, whether the Warrants are being offered for cash, the designation, the number and the terms of the Common Shares or Debt Securities purchasable upon exercise of the Warrants, any procedures that will result in the adjustment of these numbers, the exercise price, the dates and periods of exercise, the currency in which the Warrants are issued and any other terms specific to the Warrants being offered, (iv) in the case of Subscription Receipts, the number of Subscription Receipts being offered, the offering price, whether the Subscription Receipts are being offered for cash, the procedures for the exchange of the Subscription Receipts for Common Shares, Debt Securities or Warrants, as the case may be, and any other terms specific to the Subscription Receipts being offered, (v) in the case of Share Purchase Contracts, the number and terms of the Common Shares subject to such contracts, and (vi) in the case of Units, the designation, number and terms of the Common Shares, Warrants, Subscription Receipts, Share Purchase Contracts or Debt Securities comprising the Units. Where required by statute, regulation or policy, and where Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to the Securities will be included in the Prospectus Supplement describing the Securities.

All shelf information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus, except in cases where an exemption from such delivery requirements has been obtained. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

This Prospectus constitutes a public offering of the Securities only in those jurisdictions where they may be lawfully offered for sale and only by persons permitted to sell the Securities in such jurisdictions. We may offer and sell Securities to, or through, underwriters or dealers purchasing as principals, directly to one or more other purchasers, or through agents pursuant to applicable statutory exemptions. A Prospectus Supplement relating to each issue of Securities will set forth the names of any underwriters, dealers or agents involved in the Offering and sale of the Securities and will set forth the terms of the Offering, the method of distribution of the Securities, including, to the extent applicable, the proceeds to us and any fees, discounts, concessions or other compensation payable to the underwriters, dealers or agents, and any other material terms of the plan of distribution.

The Company or any Selling Securityholder may sell the Securities to or through underwriters or dealers purchasing as principals and may also sell the Securities to one or more purchasers directly, through applicable statutory exemptions, or through agents designated by the Company or any Selling Securityholder from time to time. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent engaged in connection with the offering and sale of the Securities, as well as the method of distribution and the terms of the offering of such Securities, including the net proceeds to the Company or any Selling Securityholder and, to the extent applicable, any fees, discounts, concessions or any other compensation payable to underwriters, dealers or agents and any other material terms. See “Plan of Distribution”.

This Prospectus may qualify an “at-the-market distribution”.

In connection with any offering of Securities, other than an “at-the-market distribution”, subject to applicable laws, unless otherwise specified in a Prospectus Supplement, the underwriters, dealers or agents, as the case may be, may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the Securities at a level other than those which otherwise might prevail on the open market. Such transactions may be commenced, interrupted or discontinued at any time. A purchaser who acquires Securities forming part of the underwriters’, dealers’ or agents’ over-allocation position acquires those securities under this Prospectus and the Prospectus Supplement relating to the particular offering of Securities, regardless of whether the over-allocation position is ultimately filled through the exercise of the over-allotment option or secondary market purchases. See “Plan of Distribution”.

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The outstanding Common Shares are listed and posted for trading on Cboe Canada Inc. (“Cboe Canada”) under the symbol “SUNN” and on the Nasdaq Global Market (“Nasdaq”) under the symbol “SUUN”. On May 6, 2025, the last trading day prior to the date of this Prospectus, the closing price of the Common Shares on Cboe Canada was $2.90 and on Nasdaq was US$2.06.

We are permitted under a multijurisdictional disclosure system (“MJDS”) adopted by the securities regulatory authorities in Canada and the United States to prepare this Prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). They may not be comparable to financial statements of United States companies.

Unless otherwise specified in the applicable Prospectus Supplement, the Debt Securities, the Warrants, the Subscription Receipts, the Share Purchase Contracts and the Units will not be listed on any securities exchange. There is no market through which the Securities, other than the Common Shares, may be sold and purchasers may not be able to resell these Securities purchased under this Prospectus. This may affect the pricing of these Securities in the secondary market, the transparency and availability of trading prices, the liquidity of these Securities, and the extent of issuer regulation (see “Risk Factors”).

Prospective investors should be aware that the acquisition of the Securities may have tax consequences that may not be fully described in this Prospectus or in any Prospectus Supplement, and should carefully review the tax discussion, if any, contained in the applicable Prospectus Supplement with respect to a particular Offering and consult their own tax advisors with respect to their own particular circumstances.

Investing in the Securities involves significant risks. Prospective investors should carefully consider the risk factors described under the heading “Risk Factors” in this Prospectus, in the applicable Prospectus Supplement with respect to a particular Offering and in the documents incorporated by reference herein and therein.

No underwriter, dealer or agent has been involved in the preparation of this Prospectus or performed any review of the content of this Prospectus.

The enforcement by investors of civil liabilities under United States federal securities laws may be adversely affected by the fact that the Company is a corporation existing under the laws of the Province of Ontario, Canada, and the Company’s executive offices, administrative activities and some of its assets are located outside the United States. In addition, the directors and executive officers of the Company, and certain experts named in this Prospectus, or a document incorporated by reference herein, are residents of jurisdictions other than the United States and all or a substantial portion of the assets of those persons are or may be located outside the United States. See “Enforcement of Civil Liabilities”.

This Prospectus, when made final, will be effective for a period of 25 months and will replace our final short form prospectus dated May 2, 2023.

This Prospectus does not qualify for issuance Debt Securities, or Securities convertible or exchangeable into Debt Securities, in respect of which the payment of principal or interest may be determined, in whole or in part, by reference to one or more underlying interests, including, for example, an equity or debt security, or a statistical measure of economic or financial performance (including, but not limited to, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items). For greater certainty, this Prospectus may qualify for issuance Debt Securities, or Securities convertible or exchangeable into Debt Securities, in respect of which the payment of principal or interest may be determined, in whole or in part, by reference to published rates of a central banking authority or one or more financial institutions, such as a prime rate, or to recognized market benchmark interest rates such as CORRA (the Canadian Overnight Repo Rate Average), SOFR (Secured Overnight Financing Rate), EURIBOR (the Euro Interbank Offered Rate) or a U.S. federal funds rate.

The Company’s head office is located at 505 Consumers Road, Suite 803, Toronto, Ontario, M2J 4Z2 and registered office is located at 199 Bay Street, Suite 4000, Toronto, ON M5L 1A9.

Paul Pasalic and Chelsea L. Nickles, each a director of the Company, reside outside of Canada and have appointed Blakes Vancouver Services Inc., c/o Blake, Cassels & Graydon LLP, 1133 Melville Street, Suite 3500, The Stack, Vancouver, British Columbia, V6E 4E5, Canada as agent for service of process in Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that resides outside of Canada, even if the party has appointed an agent for service of process.

Unless otherwise indicated, all references to “$” or “C$” in this Prospectus refer to Canadian dollars and all references to “US$” in this Prospectus refer to United States dollars. See “Currency Presentation and Exchange Rate Information”.

-iii-

-iv-

About this Prospectus

In this Prospectus and any Prospectus Supplement, unless the context otherwise requires, the terms “we”, “our”, “us” and the “Company” refer to SolarBank and our direct and indirect subsidiaries.

This Prospectus is a base shelf prospectus that the Company has filed with the securities commissions in each of the provinces in Canada in order to qualify the offering of the Securities described in this Prospectus in accordance with National Instrument 44-102–Shelf Distributions (“NI 44-102”).

Under this shelf registration process, SolarBank may sell any combination of the Securities described in this Prospectus in one or more offerings up to an aggregate offering price of $200,000,000. This Prospectus provides you with a general description of the Securities that the Company may offer. Each time the Company sells Securities under this Prospectus, the Company will provide a Prospectus Supplement that will contain specific information about the terms of that specific offering. The specific terms of the Securities in respect of which this Prospectus is being delivered will be set forth in the Prospectus Supplement. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the securities to which the Prospectus Supplement pertains.

You should rely only on the information contained in or incorporated by reference in this Prospectus and any applicable Prospectus Supplement in connection with an investment in the Securities. We have not authorized anyone to provide you with different information. We are not making an offer of the Securities in any jurisdiction where such offer is not permitted. You should assume that the information appearing in this Prospectus or any Prospectus Supplement is accurate only as of the date on the front of those documents and that information contained in any document incorporated by reference herein or therein is accurate only as of the date of that document unless specified otherwise. Our business, financial condition, financial performance and prospects may have changed since those dates.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus, including the documents incorporated by reference herein, contains “forward-looking information” or “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), and “forward-looking information” as defined under applicable Canadian securities laws (collectively, “forward-looking statements”). The forward-looking statements in this Prospectus are provided as of the date of this Prospectus and forward-looking statements incorporated by reference are made as of the date of those documents. The Company does not intend to and does not assume any obligation to update forward-looking statements, except as required by applicable law. For this reason and the reasons set forth below, investors should not place undue reliance on forward-looking statements.

All statements other than statements of historical fact contained in this Prospectus, or in the documents incorporated by reference herein, are forward-looking statements, including, without limitation, the Company’s statements regarding the Company’s business and the environment in which it operates, the intention of the Company to complete any offering of Securities on the terms and conditions described herein and in any Prospectus Supplement, the listing of any Securities, and the intention of the Company to use the MJDS to offer Securities in the United States. Forward-looking statements contained herein are based on current expectations, estimates, forecasts, projections, beliefs and assumptions made by management of the Company about the industry in which it operates. Such statements include, in particular, statements about the Company’s plans, strategies and prospects. In some cases, these forward-looking statements can be identified by words or phrases such as “may”, “might”, “will”, “expect”, “anticipate”, “estimate”, “intend”, “plan”, “indicate”, “seek”, “believe”, “predict” or “likely”, or the negative of these terms, or other similar expressions intended to identify forward-looking statements. These statements are not guarantees of future performance and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking statements. The Company does not intend, and disclaims any obligation, to update any forward-looking statements after it files this Prospectus, whether as a result of new information, future events or otherwise, except as required by the securities laws. These forward looking statements are made as of the date of this Prospectus.

1

The Company has based these forward-looking statements on its current expectations and projections about future events and financial trends that it believes might affect its financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

●	the completion, size, pricing, expenses and timing of the closing of any Offerings;
●	the Company’s discretion in the use of net proceeds from Offerings;
●	the Company’s expectations regarding its revenue, expenses and operations;
●	industry trends and overall market growth;
●	the Company’s growth strategies;
●	expectations relating to director and executive officer compensation levels;
●	the Company’s anticipated cash needs and its needs for additional financing;
●	the Company’s intention to grow the business and its operations;
●	expectations with respect to future costs;
●	the Company’s financial results after giving effect to the Acquisition (as defined herein);
●	the anticipated power generation from the Company’s projects;
●	the revenue generated via the Company’s diverse portfolio of distributed and community solar projects;
●	the planned use of funds relating to the RBC Loan (as defined herein);
●	the intentions and plans relating to the Qcells Projects (as defined herein);
●	the completion dates of the various Ontario BESS Projects (as defined herein);
●	the use of proceeds from the 2025 Offering (as defined herein);
●	the details of the CIM Transaction (as defined herein);
●	the Company’s competitive position and the regulatory environment in which the Company operates;
●	the Company’s expectation that revenues derived from its operations, together with fund-raising activities, will be sufficient to cover its expenses during 2025 and over the next 12 months;
●	the Company’s expected business objectives for the next 12 months; and
●	the Company’s ability to obtain additional funds through the sale of equity or debt commitments.

Forward-looking statements are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate, and are subject to risks and uncertainties. In making the forward-looking statements included in this Prospectus, the Company has made various material assumptions, including but not limited to: (i) obtaining the necessary regulatory approvals; (ii) that regulatory requirements will be maintained; (iii) general business and economic conditions; (iv) the Company’s ability to successfully execute its plans and intentions; (v) the realization of the anticipated benefits of the Acquisition in the timeframe anticipated; (vi) the absence of significant undisclosed costs or liabilities associated with the Acquisition; (vii) the availability of financing on reasonable terms; (viii) the Company’s ability to attract and retain skilled staff; (ix) market competition; (x) the products and services offered by the Company’s competitors; (xi) that the Company’s current good relationships with its service providers and other third parties will be maintained; and (xii) government subsidies and funding for renewable energy will continue as currently contemplated. Although the Company believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and the Company cannot assure that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties and assumptions, prospective purchasers of Offered Shares should not place undue reliance on these forward-looking statements. Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors, including those listed under “Risk Factors”, which include:

●	failure to realize the anticipated benefits of the Acquisition in the timeframe anticipated, or at all;
●	potential unforeseen difficulties in integrating the SFF business into the Company’s systems and operations;
●	the discovery of significant undisclosed costs or liabilities associated with the Acquisition;
●	reliance on information provided by SFF and the risk of inaccurate or incomplete information, historical and/or stand-alone financial information may not be representative of future performance, and uncertainty as to expected financial condition and economic performance following the completion of the Acquisition;
●	the Company and CIM may be unable to conclude definitive documentation for the CIM Transaction;
●	the Company may be adversely affected by volatile solar power market and industry conditions; in particular, the demand for its services may decline, which may reduce its revenues and earnings;
●	the execution of the Company’s growth strategy depends upon the continued availability of third-party financing arrangements for the Company and its customers;
●	the Company’s future success depends partly on its ability to expand the pipeline of its energy business in several key markets;

2

●	governments may revise, reduce or eliminate incentives and policy support schemes for solar and battery storage power, which could cause demand for the Company’s services to decline and impact the viability of the Company’s IPP project portfolio;
●	general global economic conditions may have an adverse impact on our operating performance and results of operations;
●	the Company’s project development and construction activities may not be successful;
●	developing and operating solar projects exposes the Company to various risks;
●	the Company faces a number of risks involving power purchase agreements (“PPAs”) and project-level financing arrangements, including failure or delay in entering into PPAs, defaults by counterparties and contingent contractual terms;
●	the Company is subject to numerous laws, regulations and policies at the national, regional and local levels of government in the markets where it does business. Any changes to these laws, regulations and policies may present technical, regulatory and economic barriers to the purchase and use of solar power and battery storage products, solar projects and solar electricity;
●	the markets in which the Company competes are highly competitive and evolving quickly;
●	an anti-circumvention investigation could adversely affect the Company by potentially raising the prices of key supplies for the construction of solar power projects;
●	the Company’s quarterly operating results may fluctuate from period to period;
●	foreign exchange rate fluctuations;
●	risks related to the Company’s foreign private issuer status;
●	risks related to the Company’s “passive foreign investment company” status within the meaning of Section 1297 of the U.S. Internal Revenue Code of 1986, as amended; a change in the Company’s effective tax rate can have a significant adverse impact on its business;
●	seasonal variations in demand linked to construction cycles and weather conditions may influence the Company’s results of operations;
●	the Company may be unable to generate sufficient cash flows or have access to external financing necessary to fund planned operations and make adequate capital investments in solar project development;
●	the Company may incur substantial additional indebtedness in the future;
●	the Company is subject to risks from supply chain issues;
●	risks related to inflation;
●	unexpected warranty expenses that may not be adequately covered by the Company’s insurance policies;
●	if the Company is unable to attract and retain key personnel, it may not be able to compete effectively in the renewable energy market;
●	there are a limited number of purchasers of utility-scale quantities of electricity and entities that have the ability to interconnect projects to the grid, which exposes the Company and its utility scale solar projects to additional risk;
●	compliance with environmental laws and regulations can be expensive;
●	corporate responsibility, specifically related to Environmental, Social and Governance matters and unsuccessful management of such matters may adversely impose additional costs and expose the Company to new risks;
●	the Company has limited insurance coverage;
●	the Company is reliant on information technology systems and may be subject to damaging cyberattacks;
●	the Company does not anticipate paying cash dividends;
●	the Company may become subject to litigation;
●	discretion of the Company on the use of the net proceeds of an Offering;
●	no guarantee on how the Company will use its available funds;
●	the Company is subject to additional regulatory burden resulting from its public listing on Cboe Canada and the Nasdaq;
●	the market price for Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond our control;
●	future sales of Common Shares by existing shareholders could reduce the market price of the Common Shares;
●	the Company will continue to sell securities for cash to fund operations, capital expansion, mergers and acquisitions that will dilute the current shareholders; and
●	future dilution as a result of financings.

3

These factors should not be considered exhaustive. If any of these risks or uncertainties materialize, or if assumptions underlying the forward-looking statements prove incorrect, actual results might vary materially from those anticipated in those forward-looking statements.

Information contained in forward-looking statements in this Prospectus is provided as of the date of this Prospectus, and we disclaim any obligation to update any forward-looking statements, whether as a result of new information or future events or results, except to the extent required by applicable securities laws. Accordingly, potential investors should not place undue reliance on forward-looking statements or the information contained in those statements.

Prospective purchasers of Securities should carefully consider the risk factors described in a document incorporated by reference in this Prospectus (including subsequently filed documents incorporated by reference) and those described in a Prospectus Supplement relating to a specific offering of Securities. Discussions of certain risks affecting the Company in connection with its business are provided in the Company’s disclosure documents filed with the various securities regulatory authorities which are incorporated by reference in this Prospectus.

All of the forward-looking statements contained in this Prospectus are expressly qualified by the foregoing cautionary statements. Investors should read this entire Prospectus and consult their own professional advisors to assess the income tax, legal, risk factors and other aspects of their investment.

ADDITIONAL INFORMATION

We have filed with the SEC pursuant to the MJDS a registration statement on Form F-10 under the U.S. Securities Act, relating to the Securities. This Prospectus, including the documents incorporated by reference into this Prospectus, which forms a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in this Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance, you should refer to the exhibits to the registration statement for a complete description of the matter involved. Each such statement is qualified in its entirety by such reference. Each time we sell Securities under the registration statement, we will provide a Prospectus Supplement that will contain specific information about the terms of that offering. The Prospectus Supplement may also add, update or change information contained in this Prospectus.

The Company’s Common Shares are registered under Section 12(b) of the U.S. Exchange Act and accordingly, we are subject to informational requirements of the U.S. Exchange Act and applicable Canadian requirements. In accordance with these informational requirements, we file reports and other information with the SEC and with securities regulatory authorities in Canada. Under the MJDS adopted by the United States and Canada, documents and other information that we file with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States.

As a foreign private issuer, we are exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal Shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act.

We file annual reports on Form 40-F with the SEC under the MJDS, which annual reports include:

●	the annual information form;

●	management’s annual discussion and analysis of financial condition and results of operations;

●	consolidated audited financial statements, which are prepared in accordance with IFRS as issued by the IASB; and

●	other information specified by the Form 40-F.

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As a foreign private issuer, we are required to furnish the following types of information to the SEC under cover of Form 6-K:

●	material information that the Company otherwise makes publicly available in reports that the Company files with securities regulatory authorities in Canada;

●	material information that the Company files with, and which is made public by, Nasdaq; and

●	material information that the Company distributes to its shareholders in Canada.

Reports and other information filed by us with, or furnished to, the SEC may be accessed on the SEC’s website at www.sec.gov. You may read and download any public document that we have filed with the securities commission or similar regulatory authority in each of the provinces of Canada, on SEDAR+ at www.sedarplus.ca.

ENFORCEABILITY OF CIVIL LIABILITIES

The Company is governed by the laws of the Province of Ontario, Canada and its executive offices, administrative activities and some of its assets are located outside the United States. In addition, the directors and executive officers of the Company, and certain experts named in this Prospectus, or a document incorporated by reference herein, are residents of jurisdictions other than the United States and all or a substantial portion of the assets of those persons are or may be located outside the United States. Consequently, it may be difficult for United States purchasers to effect service of process within the United States on the Company, its directors or officers or such experts, or to realize in the United States on judgments of courts of the United States predicated on civil liabilities under the U.S. Securities Act. Purchasers should not assume that Canadian courts would enforce judgments of United States courts obtained in actions against the Company or such persons predicated on the civil liability provisions of the United States federal securities laws or the securities or “blue sky” laws of any state within the United States or would render judgments, in original actions, for liabilities against the Company or such persons predicated on the United States federal securities or any such state securities or “blue sky” laws.

The Company has filed with the SEC an appointment of agent for service of process on Form F-X. Under the Form F-X, the Company appointed Cogency Global Inc. as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Company in a United States court, arising out of or related to the offering of the Securities.

FINANCIAL INFORMATION

Financial statements included or incorporated by reference herein have been prepared in accordance with IFRS as issued by the IASB, which differs from U.S. generally accepted accounting principles (“U.S. GAAP”), and may not be comparable to financial statements of United States companies prepared in accordance with U.S. GAAP. Unless the context otherwise permits, indicates or requires, all references in this Prospectus to the “Company”, “we”, “our”, “us” and similar expressions are references to SolarBank Corporation and the business carried on by it.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

Unless stated otherwise or the context otherwise requires, all references to dollar amounts in this Prospectus are references to Canadian dollars. All references to “$” or “C$” are to Canadian dollars and references to “US$” are to United States dollars.

The Company presents its financial statements in Canadian dollars. The audited financial statements of the Company for the year ended June 30, 2024 as well as the unaudited condensed consolidated interim financial statements of the Company for the three and six months ended December 31, 2024 have been prepared in accordance with IFRS as issued by the IASB. Certain financial information incorporated by reference in this Prospectus is derived from such financial statements.

The following table sets forth the rate of exchange for the Canadian dollar expressed in United States dollars in effect at the end of each of the periods indicated, the average of the exchange rates in effect on the last day of each month during each of the periods indicated, and the high and low exchange rates during each of the periods indicated, in each case based on the daily average rate of exchange as reported by the Bank of Canada for the conversion of Canadian dollars into United States dollars.

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	Year ended June 30,			Three Month Period Ended
	2024	2023	2022	March 31, 2025
Low	US$ 0.7207	US$ 0.7217	US$ 0.7669	US$ 0.6848
High	US$ 0.7617	US$ 0.7841	US$ 0.8111	US$ 0.7059
Average	US$ 0.7380	US$ 0.7467	US$ 0.7901	US$ 0.6968

The rate of exchange on May 6, 2025 as reported by the Bank of Canada for the conversion of Canadian dollars into United States dollars was C$1.00 equals US$0.7255.

caution regarding pro forma financial statements

This Prospectus incorporates by reference certain unaudited pro forma financial statements of SolarBank (the “SolarBank Pro Forma Financial Statements”) comprised of the pro forma consolidated statement of financial position as at March 31, 2024, and the pro forma consolidated statements of income and comprehensive income of the Company for the financial year ended June 30, 2023 and the nine month period ended March 31, 2024, giving effect to the completion of the Acquisition. Such SolarBank Pro Forma Financial Statements have been prepared using certain of SolarBank’s financial statements and the respective historical financial statements of Solar-Flow Through Funds Ltd. (“SFF”) and the nine limited partnerships (the “Predecessor LPs”) and respective general partnerships which were consolidated into one corporation, as more particularly described in the notes to such SolarBank Pro Forma Financial Statements. In preparing such SolarBank Pro Forma Financial Statements, the Company had limited access to the books and records of SFF and the Predecessor LPs and was not in a position to independently assess or verify information related to SFF and the Predecessor LPs that was used to prepare the SolarBank Pro Forma Financial Statements or the financial statements of SFF and the Predecessor LPs that are included in this Prospectus. Such SolarBank Pro Forma Financial Statements are not necessarily indicative of results of operations and financial condition that would actually have occurred for the periods presented had the Acquisition and the related financing been effective at the beginning of such periods, nor of the future results of operations and financial condition of the Company. Since the SolarBank Pro Forma Financial Statements have been developed to retroactively show the effect of a transaction that has occurred at a later date (even though this was accomplished by following generally accepted practice using reasonable assumptions), there are limitations inherent in the very nature of pro forma data. The data contained in the SolarBank Pro Forma Financial Statements represents only a simulation of the potential financial impact of the Acquisition. Undue reliance should not be placed on such SolarBank Pro Forma Financial Statements. See “Caution Regarding Forward-Looking Statements”.

market and industry data

Unless otherwise indicated, information contained in this Prospectus concerning the Company’s industry and the markets in which it operates, including general expectations and market position, market opportunities and market share, is based on information from independent industry organizations, other third-party sources (including industry publications, surveys and forecasts) and management studies and estimates.

Unless otherwise indicated, the Company’s estimates are derived from publicly available information released by independent industry analysts and third-party sources as well as data from the Company’s internal research and knowledge of the renewable energy market and economy, and include assumptions made by the Company which management believes to be reasonable based on their knowledge of the Company’s industry and markets. The Company’s internal research and assumptions have not been verified by any independent source, and it has not independently verified any third-party information. While the Company believes the market position, market opportunity and market share information included in this Prospectus is generally reliable, such information is inherently imprecise. In addition, projections, assumptions and estimates of the Company’s future performance and the future performance of the industry and markets in which it operates are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described under the heading “Caution Regarding Forward-Looking Statements” and “Risk Factors”. For the avoidance of doubt, nothing stated in this paragraph operates to relieve any party from liability for any misrepresentation contained in this Prospectus under applicable Canadian securities laws.

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DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in the provinces of Canada (collectively, the “Commissions”). Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Administrative Officer of the Company at 505 Consumers Road, Suite 803, Toronto, Ontario, M2J 4Z2, telephone (416) 494-9559. These documents are also available through the internet on SEDAR, which can be accessed online at www.sedar.com, and on the SEC’s website at www.sec.gov.

In addition, to the extent that any document or information incorporated by reference into this Prospectus is included in any report on Form 6-K, Form 40-F or Form 20-F (or any respective successor form) that is filed with or furnished to the SEC after the date of this Prospectus, such document or information shall be deemed to be incorporated by reference as an exhibit to the registration statement on Form F-10 of which this Prospectus forms a part. In addition, the Company may incorporate by reference into this Prospectus, or the registration statement on Form F-10 of which it forms a part, other information from documents that the Company will file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the U.S. Exchange Act, if and to the extent expressly provided therein.

The following documents of the Company, filed by the Company with the Commissions, are specifically incorporated by reference into, and form an integral part of, this Prospectus:

(a)	the Company’s annual information form dated September 30, 2024 for the year ended June 30, 2024 (the “AIF”);

(b)	the amended audited financial statements for the years ended June 30, 2024 and 2023, together with the notes thereto and the auditor’s reports thereon filed April 22, 2025;

(c)	the management’s discussion and analysis of the Company for the year ended June 30, 2024;

(d)	the management information circular dated November 11, 2024 in connection with the Company’s annual general and special meeting of shareholders held on December 12, 2024;

(e)	the unaudited condensed consolidated interim financial statements of the Company for the three and six months ended December 31, 2024 (the “Interim Financial Statements”);

(f)	the management’s discussion and analysis of the Company for the three and six months ended December 31, 2024;

(g)	the business acquisition report filed July 11, 2024, specifically excluding the statement restricting use for the special purpose financial statements of SFF for the years ended December 31, 2022 and 2021 appended thereto, in connection with the Company’s closing of the acquisition of SFF whereby the Company acquired all of the issued and outstanding common shares of SFF through a plan of arrangement for an aggregate consideration of up to $41.8 million in an all stock deal (the “Acquisition”);

(h)	the material change report filed July 12, 2024 in connection with the Company’s closing of the Acquisition;

(i)	the material change report filed October 3, 2024, in connection with the amending and restating of the equity distribution agreement entered into between the Company, Research Capital Corporation, Research Capital USA Inc. and H.C. Wainwright & Co., LLC (“Wainwright”), to add Wainwright as a sales agent under the Company’s existing at-the-market program;

(j)	the material change report filed December 18, 2024, in connection with the Company’s subsidiary securing the financial closing of a combined project loan in a principal amount of $25.8 million from Royal Bank of Canada as Lender, Administrative and Collateral Agent and Green Loan Structuring Agent;

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(k)	the material change report filed January 7, 2025, in connection with the Company’s announcement that Qcells, through an affiliate, has entered into agreements to acquire from the Company a total of four ground-mount solar power projects that are under development in upstate New York representing 25.577 MW; and

(l)	the material change report filed March 27, 2025, in connection with the Company’s closing of an offering of 2,394,367 units for aggregate gross proceeds of approximately US$8.5 million.

Any document of the types referred to in the preceding paragraph (excluding press releases and confidential material change reports) or of any other type required to be incorporated by reference into a short form prospectus pursuant to National Instrument 44-101 - Short Form Prospectus Distributions that are filed by us with a Commission after the date of this Prospectus and prior to the termination of the Offering under any Prospectus Supplement shall be deemed to be incorporated by reference in this Prospectus.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Prospectus, except as so modified or superseded.

A Prospectus Supplement containing the specific terms of an Offering will be delivered to purchasers of such Securities together with this Prospectus and will be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement, but only for the purposes of the Offering covered by that Prospectus Supplement.

Any template version of any “marketing materials” (as such term is defined in NI 44-101) filed after the date of a Prospectus Supplement and before the termination of the distribution of the Securities offered pursuant to such Prospectus Supplement (together with this Prospectus) is deemed to be incorporated by reference in such Prospectus Supplement.

Reference to the Company’s website in any documents that are incorporated by reference into this Prospectus do not incorporate by reference the information on such website into this Prospectus, and the Company disclaims any such incorporation by reference.

BUSINESS OF THE COMPANY

Overview of the Company

The Company is an independent renewable and clean energy project developer, power producer and asset operator based in Canada and the United States. The Company is engaged in the development and operation of solar photovoltaic (“PV”) power generation projects, battery energy storage systems (“BESS”) in Canada and the United States, and EV-Charging projects in Canada. The Company’s mission is to support the energy transition in North America through deployment of clean energy at a distributed scale closer to where consumption occurs. Its objective is to scale-up as a leading developer, owner and operator of a significant fleet of distributed renewable power assets that have economic and technical value. The Company originates, develops, designs and builds solar power projects, BESS and EV-Charging stations. The Company is also gaining expertise in other clean and renewable technologies that will enable greater penetration of clean energy.

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Principal Operations

The Company focuses on grid connected solar PV electricity power plants, BESS and EV-Charging stations. With its full in-house development, engineering and construction expertise, the Company’s capabilities span the value chain from development, EPC, financing, and operating as an Independent Power Producer (“IPP”). The Company’s core business consists of:

●	Development: The Company identifies, evaluates and secures control of suitable solar, BESS and other renewable development sites; obtains grid interconnection from utilities; acquires permits from government authorities; and engages solar energy subscribers and/or PPA clients as off-takers. A PPA, also referred to as an off-take agreement, is a contract between two parties, one which generates electricity (the seller) and one which is looking to purchase electricity (the buyer or off-taker). The PPA defines all of the commercial terms for the sale of electricity between the two parties, including when the project will begin commercial operation, schedule for delivery of electricity, penalties for under delivery, payment terms, and termination. A PPA requires active management to reconcile monthly deliveries, penalties and payment for electricity.

●	EPC: The Company engineers, procures and constructs safe, efficient, eco-friendly, solar and other renewable power plants for industrial, commercial, community and utility electricity market, using high engineering standards and the latest technology.

●	Financing: The Company assists with securing, or secures directly for its own IPP projects, sponsor equity, tax equity, long-term debt, and construction financing to deploy BESS, solar and other renewable power plants.

●	Independent Power Producer: The Company commenced operating as an IPP in 2023. Previously, the Company operated and maintained solar power plants to optimize production and supervised solar power subscribers through two customer support centers in Boston and Chicago. The Company also manages PPA and off-take agreements as an asset manager.

Operations and Maintenance (“O&M”) refers to activities which enable power plants to produce energy at or above the expected level of performance, in compliance with applicable regulations. O&M encompasses several ongoing maintenance processes, such as preventative maintenance, reactive maintenance, including rapid identification, analysis, and resolution of issues and problems and comprehensive monitoring and transparent reporting, along with the replacement and disabling of broken and damaged system and structural components. O&M is essential to ensuring that BESS, solar and other renewable power plants sustain themselves for their expected system life.

The Company generates revenues via a diverse portfolio of distributed and community solar projects across multiple solar markets including projects with host off-takers and community solar projects under programs such as Feed-In-Tariff (“FIT”), Value of Distributed Energy Resources, and PPAs. The Company develops solar projects that sell electricity to commercial, industrial, municipal, residential and utility off-takers.

Recent Developments

BESS Project Financing

On December 16, 2024 the Company announced the financial closing of a combined project loan (the “RBC Loan”) in a principal amount of $25.8 million from Royal Bank of Canada as Lender, Administrative and Collateral Agent and Green Loan Structuring Agent (the “Lender” or “RBC”).

The RBC Loan, on a non-recourse basis, will be used for the construction, operation and maintenance of two 4.99 MW BESS projects to be located in Ontario (the “BESS Projects”), with project names SFF 06 and 903 respectively. The BESS Projects are owned by a subsidiary of the Company, 1000234763 Ontario Inc. (“ProjectCo”), and ProjectCo is the borrower under the terms of the RBC Loan.

In July 2023, the BESS Projects were awarded contracts by the Independent Electricity System Operator (“IESO”) under the Expedited Long-Term RFP (E-LT1 RFP). These contracts, which have a term of 22 years, include a fixed contract capacity payment of $1,221/MW per business day. The Company expects that once operational each project will have 4.74 MW of daily contract capacity available (at a capacity payment to ProjectCo of $1,221/MW per business day) for 251 business days in a year.

The RBC Loan will initially be advanced as a construction loan facility (the “Construction Facility”). The Construction Facility shall be converted into a term loan (the “Term Facility”) following the commercial operation date (“COD”) of each Project. The Loan also includes an ITC bridge facility (the “ITC Facility”).

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The RBC Loan is available for draw down by ProjectCo based on its construction schedule for each of the BESS Projects and the satisfaction of relevant conditions precedent. The Loan is secured by a first ranking security interest over all assets of the ProjectCo.

The Company has an indirect 50% interest in ProjectCo, with the remaining 50% held by a partnership formed by First Nations communities in Ontario.

The SFF 06 project commenced construction during February 2025 and has a targeted completion prior to June 30, 2025.

The 903 project remains in the permitting process and commencement of construction remains subject to the receipt of final permits. In particular, in order to proceed with construction of the 903 project an Official Plan Amendment and Zoning By-law Amendment (“OPA/ZBA”) are required from the Town of Armour, Ontario. On November 8, 2022 the ProjectCo received a Municipal Support Resolution, which was unanimously approved by the council for the Town of Armour. However, the OPA/ZBA have been delayed as a result of certain public opposition and the council’s evaluation of how to respond to such opposition. A delay in obtaining the necessary OPA/ZBA means that ProjectCo may not be able to commence construction on the originally planned timeline and delaying construction means that achieving commercial operation on or before April 2026 will be delayed. In order to extend the deadline for commercial operation under the E-LT1 contract for the project, ProjectCo has sent the IESO a notice of potential force majeure event dur to the OPA/ZBA delay. The timing of the issuance of the OPA/ZBA and its impact on project schedule remains uncertain.

There are several risks associated with the development of the BESS Projects. The development of any project is subject to required permits, the continued availability of third-party financing arrangements for the Company and the ability of the Company to meet the conditions to draw down the funds available under the RBC Loan, the risks associated with the construction of a battery energy storage project and the degradation of battery storage capacity over time based on the number of discharge cycles. In addition, governments may revise, reduce or eliminate incentives and policy support schemes for battery energy storage, which could result in future projects no longer being economic.

Qcells Transaction

On January 6, 2025 the Company announced that Qcells, through an affiliate, has entered into agreements to acquire from the Company a total of four ground-mount solar power projects that are under development in upstate New York (the “Qcells Projects”) representing 25.577 MW DC. The Qcells Projects are known as Gainesville, Hardie, Rice Road and Hwy 28.

Qcells is a subsidiary of South Korea’s Hanwha Solutions (KRX: 009830). Qcells is one of the world’s leading clean energy companies, recognized for its established reputation as a manufacturer of high-performance, high-quality solar cells and panels, portfolio of intelligent storage systems, and growing international pipeline of large-scale renewable energy projects. The company is headquartered in Seoul, South Korea (Global Executive HQ) with its diverse international manufacturing facilities in the U.S., Malaysia, and South Korea.

SolarBank originated the sites in upstate New York and the Qcells Projects have received positive interconnection results via a completed Coordinated Electric System Interconnection Review (CESIR). The Qcells Projects will be developed as four separate solar power projects. The Company will now continue to build the Qcells Projects for Qcells to commercial operation via EPC agreements. The sale of the Projects and EPC agreement have a total value of approximately US$49.5 million. The Company also expects that it will retain an operations and maintenance contract for the Qcells Projects following the completion of construction.

Once completed, the Qcells Projects will be operated as community solar projects. Community solar is a group of solar panels with access to the local electricity grid. Once the panels are turned on and generating electricity, clean energy from the site feeds into the local power grid. Depending on the size and number of panels the project has, dozens or even hundreds of renters and homeowners can save money from the electricity that is generated by the project. By subscribing to a project, a homeowner earns credits on their electric bill every month from their portion of the solar that’s generated by the project, accessing the benefits of solar without installing panels on their home. The Qcells Projects are expected to be eligible for incentives under the New York State Energy Research and Development Authority (NYSERDA) NY-Sun Program.

As of the date of this Prospectus an estimated US$1,552,149 has been received from Qcells for the sale of the Qcells Projects and US$5,535,302 has been received under the EPC agreements. The Company has incurred US$5,275,713 in costs under the terms of the EPC agreement. Over the next 12 month period the Company expects to receive US$4,656,448 for the sale of the Qcells Projects and US$25,000,000 under the terms of the EPC agreements.

There are several risks associated with the development of the Qcells Projects. The development of any project is subject to required permits, the continued availability of third-party financing arrangements for Qcells, the risks associated with the construction of a solar energy project. In addition, governments may revise, reduce or eliminate incentives and policy support schemes for solar energy projects, which could result in future projects no longer being economic. Qcells will pay the purchase price for the Projects, and construction costs under the EPC agreements, in stages. If Qcells does not obtain the necessary financing, the Company is obligated to reacquire the projects subject to retention of an initial payment.

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Camillus Property

On March 18, 2025 the Company announced that its 3.26 MW Camillus Solar Project (the “Camillus Project”) has been sold to, and will now be constructed for, Solar Advocate Development LLC (“Solar Advocate”). The Camillus Project is being constructed as a 3.26 MW DC ground-mount solar power project on a closed landfill site and will operate as a community solar project. Engineering and initial construction have commenced and the Company has initiated procurement of major equipment. The Company has also leveraged its strong relationships with Tier 1 suppliers to secure major equipment orders of solar panels, inverters, racking, and transformers necessary for the Camillus Project. The Company will now continue to build the Camillus Project for Solar Advocate to commercial operation via an EPC agreement dated March 18, 2025. The sale price for the Camillus Project, and value of the EPC agreement, are approximately US$7.3 million.

Equity Offering

On March 24, 2025, SolarBank announced that it had closed a registered direct offering of 2,394,367 units (the “2025 Units”) at a price of US$3.55 per 2025 Unit, for aggregate gross proceeds of approximately US$8.5 million (the “2025 Offering”). Each 2025 Unit was comprised of one Common Share and one Common Share purchase warrant (each, a “2025 Warrant”) The 2025 Warrants are exercisable immediately, at an exercise price of US$4.45 per Common Share, and will expire on March 24, 2030.

The Company expects to use the net proceeds from the 2025 Offering to advance its independent power producer assets including battery energy storage system projects and a community solar project in New York, along with for working capital and other general corporate purposes. A.G.P./Alliance Global Partners acted as sole placement agent for the 2025 Offering.

Data Center Expansion

SolarBank announced in November 2024 that it is strategically expanding into the rapidly growing data center market. Since that time, it has been evaluating a pipeline of potential data center opportunities. In alignment with its commitment to harnessing clean energy technologies, SolarBank intends to pursue opportunities as a developer, owner, and strategic partner in data center infrastructure, supporting the demand for high-performance, sustainable energy solutions within the sector.

There are several risks associated with the development of any data center. While SolarBank is expanding into the data center industry, it does not currently have any data center projects under development or that it has secured rights to. It is in discussions with various other parties regarding potential data center opportunities and will provide details in a future news release if an agreement to acquire or develop a data center is concluded. The development of any data center project is subject to identification of a suitable project site, receipt of required permits, entry into contracts for construction and the use of the data center, the availability of third-party financing arrangements for the Company and the risks associated with the construction of a data center. In addition, governments may revise, reduce or eliminate incentives and policy support schemes for renewable energy, which could result in future projects no longer being economic.

CIM Transaction

On May 6, 2025 the Company announced today that CIM Group (“CIM”), a real estate and infrastructure owner, operator, lender and developer, and the Company have entered into a Mandate Letter providing for up to US$100 million in project based financing for a portfolio of 97 MW of solar power projects located in the United States (the “CIM Transaction”). The CIM Transaction will be structured as a preferred equity investment into a newly formed entity (“New HoldCo”) that will be a joint venture between CIM and Abundant Solar Power Inc. (“ASP”), a wholly-owned subsidiary of SolarBank. No shares or other securities of SolarBank will be issued in connection with the CIM Transaction.

CIM shall acquire non-convertible preferred equity interests in New HoldCo (the “CIM Equity”). Pursuant to a membership interest purchase agreement to be entered into by New HoldCo and ASP, New HoldCo will purchase the membership interests of identified project companies that wholly own 97 MW of power generating capacity (the “CIM Portfolio” or the “CIM Projects”) directly or indirectly from ASP, subject to the satisfaction of customary conditions precedent. New HoldCo would advance 20% of the purchase price for each CIM Project at mechanical completion of such CIM Project, and 80% at substantial completion of such CIM Project.

Each CIM Project is anticipated to sell investment tax credits (“ITCs”) to one or more creditworthy third-party buyers pursuant to one or more tax credit transfer agreements in accordance with the requirements of Section 6418 of the Internal Revenue Code of 1986, as amended (the “Code” and each a “TCTA”).

CIM shall receive a coupon, payable semi-annually, equal to 3% (annually) of the aggregate investment and, subject to certain distributions detailed below, the remainder of the cashflow generated from the CIM Portfolio shall be distributed to ASP. CIM shall retain 100% of the TCTA sales. In the event of liquidation, casualty or similar condemnation event the proceeds shall be distributed based on prior contributions of the parties. New HoldCo has the right to redeem the CIM Equity based on the greater of fair market value or a multiple of invested capital beginning 180 days after the fifth anniversary of the date the last CIM Project is placed in service (the “Call Option”). If the Call Option is not exercised, CIM has the right to require a redemption of the CIM Equity at the lower of fair market value or a multiple of invested capital.

There are several risks associated with the CIM Transaction and development of the CIM Projects. The development of any project is subject to receipt of interconnection approval, receipt of a community solar contract, required permits, the continued availability of third-party financing arrangements for the Company and the risks associated with the construction of a solar power project. In addition, governments may revise, reduce or eliminate incentives and policy support schemes for solar power, which could result in future projects no longer being economic. The CIM Transaction is subject to the execution of definitive documentation setting out all of the representations, warranties, covenants and conditions precedent associated with the CIM Transaction. There is a risk that definitive documentation may not be executed or that the conditions precedent to the CIM Transaction are not satisfied. In such case, no funding will be advanced under the terms of the CIM Transaction. SolarBank will also need to secure the financing required to develop the CIM Projects to mechanical completion and substantial completion, as prior to such milestone none of the funding from the CIM Transaction will be available.

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Development Pipeline

The Company has an existing development pipeline of solar PV projects that totals approximately 1,142 MW and BESS projects that totals approximately 162 megawatt hours (“MWH”). The Company categorizes its development pipeline into the following three categories: (1) “Under Construction” means the commercial operation date for the project is expected to occur within the next six to twelve months; (2) “Advanced Development” means the project is expected to reach notice to proceed (“NTP”) stage within the next six to twelve months; and (3) “Development” means the project is expected to reach NTP stage in greater than twelve months. The existing development pipeline is broken down as follows:

Stage	Solar PV Projects	BESS Projects
Under Construction	25 MW	60 MWH
Advanced Development	149 MW	2 MWH
Development	890 MW	100 MWH
Total	1,096 MW	162 MWH

The statements noted above are “forward looking statements” and there are several risks associated with the development of the project disclosed and the execution of the Company’s development pipeline. The development of any project is subject to receipt of interconnection approval, required permits, successful award of request for proposal processes, execution of contractual agreements and the continued availability of third-party financing arrangements for the Company and the risks associated with the construction of a solar power project. In addition, governments may revise, reduce or eliminate incentives and policy support schemes for solar power, which could result in future projects no longer being economic. Please refer to “Cautionary Note Regarding Forward-Looking Statements” for additional discussion of the assumptions and risk factors associated with the statements in this section.

RISK FACTORS

Prospective purchasers of Securities should carefully consider the risk factors described below and in the documents incorporated by reference in this Prospectus (including the AIF and subsequently filed documents incorporated by reference) and those described in a Prospectus Supplement relating to a specific offering of Securities. Discussions of certain risks affecting the Company in connection with its business are provided in the Company’s disclosure documents filed with the various securities regulatory authorities which are incorporated by reference in this Prospectus.

Risks Related to our Business

Our business may be affected by global economic conditions.

Global financial markets have at various times in the past, and may, in the future, experience extreme volatility impacting many industries. Global financial conditions remain subject to sudden and rapid destabilizations in response to economic shocks, including rising inflation, related government interventions, and global supply-chain disruption. A sudden or prolonged slowdown in the financial markets or other economic conditions, including but not limited to, fuel and energy costs, potential changes to trade policy, including tariff and import/export regulations, consumer spending, employment rates, business conditions, inflation, consumer debt levels, lack of available credit, the state of the financial markets, rising interest rates and tax rates, may adversely affect our growth and potential future profitability.

Future economic shocks may be precipitated by a number of causes, including, but not limited to, a rise in the price of oil and other commodities, the volatility of metal prices, rising inflation and interest rates, geopolitical instability, war, invasions or other armed conflicts, terrorism, pandemics, epidemics or other health concerns, the devaluation and volatility of global stock markets, tariffs and natural disasters. Any sudden or rapid destabilization of global economic conditions could impact our ability to obtain equity or debt financing in the future on terms favourable to us or at all. In such an event, our operations and financial condition could be adversely impacted.

Our business, financial condition and results of operations could be adversely affected by disruptions in the global economy resulting from recently proposed trade barriers, including tariffs.

The global economy has the potential to be negatively impacted by increasing tension and uncertainty resulting from actions by the United States government to impose tariffs on goods that are imported into the United States. Increased trade barriers, such as tariffs, could adversely affect our business, financial condition and results of operations. The impact of any tariffs is expected to result in market disruptions, inflation, supply chain disruptions and volatility in commodity prices, credit and capital markets. Further escalation of geopolitical tensions related to tariffs and retaliatory trade actions could result in increased volatility and disruption to the global economy and the markets in which we operate adversely impacting our business, financial condition or results of operations.

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Governments may revise, reduce or eliminate incentives and policy support schemes for solar and battery storage power, which could cause demand for our products to decline.

Historically, the market for on-grid applications, where solar power supplements the electricity a customer purchases from the utility network or sells to a utility under a FIT, depends largely on the availability and size of government subsidy programs and economic incentives. Until recently, the cost of solar power exceeded retail electricity rates in many locations. Government incentives vary by geographic market. Governments in many countries provided incentives in the form of FITs, rebates, tax credits, renewable portfolio standards, auctions for Contracts for Difference, Feed-in Premium and other incentives.

In the United States, the Inflation Reduction Act of 2022 (“IRA”) is a bill passed by the 117th United States Congress in August 2022 that aims to curb inflation by reducing the deficit, lowering prescription drug prices, and investing into domestic energy production while promoting clean energy solutions. The IRA includes long-term solar and energy storage tax incentives and other critical provisions that will help decarbonize the electric grid with significant clean energy deployment. The legislation earmarked $369 billion for U.S. energy security and fighting climate change. The IRA extends the solar input tax credit (“ITC”) by 10 years at 30%. The existing federal ITC has been fundamental to incentivizing the growth of American solar. The credit applies to residential, commercial, and utility-scale developers and will create an effective discount of 30% on the capital cost of solar installations for ten years (until 2033). The credit will decline to 26% in 2033 and to 22% in 2034. The reinvigorated ITC will come with a variety of “adders,” which could push the tax credit to as high as 50% for some projects. Additionally, the credit is equipped with a direct pay provision, allowing developers with little to no tax liability to treat it as a tax overpayment, resulting in a cash refund.

These governments implemented mandates to end-users, distributors, system integrators and manufacturers of solar power products to promote the use of solar energy in on-grid applications and to reduce dependency on other forms of energy. However, these government mandates and economic incentives in many markets either have been or are scheduled to be reduced or eliminated altogether or in the case of the IRA the new administration in the United States has discussed repealing the IRA in whole or in part, and it is likely that eventually incentives for solar and alternative energy technologies will be phased out completely. Over the past few years, the cost of solar energy has declined, and the industry has become less dependent on government incentives.

While solar projects may continue to offer attractive internal rates of return, it is unlikely that these rates will be as high as they were in the past. If internal rates of return fall below an acceptable rate for project investors, and governments continue to reduce or eliminate incentives for solar power, this may cause a decrease in demand and considerable downward pressure on solar systems and therefore negatively impact the value of solar projects. The reduction, modification or elimination of government incentives in one or more of our markets could therefore materially and adversely affect the growth of such markets or result in increased price competition, either of which could cause our revenues to decline and harm our financial results.

USE OF PROCEEDS

Unless otherwise specified in the applicable Prospectus Supplement, the net proceeds from the sale of Securities will be used to advance the Company’s business objectives and for general corporate purposes, including funding ongoing operations or working capital requirements, repaying indebtedness outstanding from time to time, discretionary capital programs and potential future acquisitions. At this time, the Company does not have any proposed acquisitions.

As disclosed in the AIF, the Company has shifted its business model from a solely “develop to sell” strategy to add the ownership of renewable projects as an Independent Power Producer. The Company has five phases of its business model:

●	Phase 1 – Site Origination to Bankable Lease

●	Phase 2 – Development to Notice to Proceed (NTP)

●	Phase 3 – Financing

●	Phase 4 – Delivery: Engineering, Procurement and Construction to COD/PTO

●	Phase 5 – O&M, Subscriber Management and Asset Management

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For any projects the Company intends to retain, own and operate as an Independent Power Producer, the Company makes an adjustment in Phase 3. Instead of bringing in a project sponsor to finance and own the relevant project, the Company is the sponsor by financing the project itself and retaining ownership. The process and costs associated with project ownership are the same as the Company’s “develop to sell” business model, except for the requirement to fund the development costs. As a result, in order to grow the Independent Power Producer asset base, the Company needs additional capital to cover the equity portion of project development costs. Absent additional capital, the Company will continue with its “develop to sell” strategy and take smaller ownership interests in smaller projects. However, the ability to access financing through a Prospectus Supplement will allow the Company to retain a larger ownership in larger projects and accelerate its development pipeline. The Company has not identified any specific projects that financing from a Prospectus Supplement would be allocated towards for project ownership purposes and any determination is subject to the availability and amount of any future financing.

Future developments in the Company’s solar power projects under development or unforeseen events may also impact the ability of the Company to use the proceeds from the sale of the Securities as intended or disclosed in each Prospectus Supplement. See “Risk Factors”.

Each Prospectus Supplement will contain specific information concerning the use of proceeds from that sale of Securities.

To the extent that the Company has negative cash flow in future periods, it may need to allocate a portion of its cash reserves to fund such negative cash flow. If necessary, proceeds from the sale of Securities may be used to fund negative cash flow from operating activities in future periods which will be indicated in a Prospectus Supplement as applicable. There can be no assurance that the Company will be able to generate a positive cash flow from its operations, that additional capital or other types of financing will be available when needed or that these financings will be on terms favourable to the Company. All expenses relating to an Offering and any compensation paid to underwriters, dealers or agents, as the case may be, will be paid out of the proceeds from the sale of such Securities, unless otherwise stated in the applicable Prospectus Supplement.

As at March 31, 2025, the Company had $23,929,445 in cash and short-term investments and a working capital deficit of $9,748,440. The Company expects to be able to continue operations for at least the next 18 months using its currently available non-contingent financial resources given its expected rate of cash burn.

The Company will not receive any proceeds from any sale of Securities by any Selling Securityholder.

CONSOLIDATED CAPITALIZATION

The following table sets out the consolidated capitalization of the Company as of December 31, 2024, both before and after giving effect to the 2025 Offering. Except as described in the Interim Financial Statements and as outlined under “Prior Sales”, there have been no material changes in the share and loan capital of the Company, on a consolidated basis, since December 31, 2024. For information on the issuance of Common Shares pursuant to the exercise of options pursuant to our share compensation plan, the issuance of Common Shares pursuant to the vesting of restricted share units pursuant to our share compensation plan and warrants, see “Prior Sales”.

	As at December 31, 2024 (1)	As at December 31, 2024 after giving effect to the 2025 Offering (1)
Common Shares	31,067,655	33,462,022
Options	2,639,000	2,639,000
Warrants	7,818,000	10,332,085
Restricted Share Units	257,500	257,500
Contingent Value Rights(2)	9,297,180	9,297,180

(1)	As at December 31, 2024, the Company had stock options, common share purchase warrants and restricted share units outstanding that could result in the issuance of up to 2,639,000, 7,818,000, and 257,500 additional Common Shares, respectively.

(2)	As at December 31, 2024 the Company had 9,297,180 contingent value rights convertible into a maximum of 2,283,929 Common Shares.

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PLAN OF DISTRIBUTION

The Company or any Selling Securityholder may sell the Securities, separately or together: (a) to one or more underwriters or dealers; (b) through one or more agents; or (c) directly to one or more other purchasers. Each Prospectus Supplement relating to a particular offering of Securities will set forth the terms of the applicable Offering, including the (a) terms of the Securities to which the Prospectus Supplement relates, including the type of Security being offered, and the method of distribution; (b) the name or names of any underwriters, dealers or agents involved in the offering of Securities; (c) the purchase price or prices of the Securities offered thereby and the proceeds to, and the expenses borne by, the Company from the sale of the Securities; (d) any commission, underwriting discount and other items constituting compensation payable to underwriters, dealers or agents; and (e) any discounts or concessions allowed or re-allowed or paid to underwriters, dealers or agents. In addition, Securities may be offered and issued in consideration for the acquisition (an “Acquisition”) of other businesses, assets or securities by the Company or its subsidiaries. The consideration for any such Acquisition may consist of any of the Securities separately, a combination of Securities or any combination of, among other things, securities, cash and assumption of liabilities.

The Securities may be sold from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices, including sales of Common Shares in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 – Shelf Distributions, including sales made directly on the Cboe Canada, Nasdaq or other existing trading markets for the securities, and sales pursuant to a dividend reinvestment plan. Common Shares are the only Securities that may be sold in “at-the-market distributions”. The prices at which the Securities may be offered may vary as between purchasers and during the period of distribution. If, in connection with an offering of Securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters to the Company or any Selling Securityholder. The Selling Securityholders will not engage in any “at-the-market distributions.”

Only underwriters, dealers or agents so named in the Prospectus Supplement are deemed to be underwriters, dealers or agents in connection with the Securities offered thereby. If underwriters are used in an offering, the Securities offered thereby will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase Securities will be subject to the conditions precedent agreed upon by the parties and the underwriters will be obligated to purchase all Securities under that offering if any are purchased. If agents are used in an offering, unless otherwise indicated in the applicable Prospectus Supplement, such agents will be acting on a “best efforts” basis for the period of their appointment. Any public offering price and any discounts or concessions allowed or re-allowed or paid to underwriters, dealers or agents may be changed from time to time.

Underwriters, dealers or agents who participate in the distribution of Securities may be entitled under agreements to be entered into with the Company or any Selling Securityholder to indemnification by the Company or any Selling Securityholder against certain liabilities, including liabilities under securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers or agents with whom the Company or any Selling Securityholder enters into agreements may be customers of, engage in transactions with, or perform services for, the Company or any Selling Securityholder in the ordinary course of business.

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Any offering of Debt Securities, Subscription Receipts, Share Purchase Contracts, Warrants or Units will be a new issue of securities with no established trading market. Unless otherwise specified in the applicable Prospectus Supplement, the Debt Securities, Subscription Receipts, Share Purchase Contracts, Warrants or Units will not be listed on any securities exchange. Unless otherwise specified in the applicable Prospectus Supplement, there is no market through which the Debt Securities, Subscription Receipts, Share Purchase Contracts, Warrants or Units may be sold and purchasers may not be able to resell Debt Securities, Subscription Receipts, Share Purchase Contracts, Warrants or Units purchased under this Prospectus or any Prospectus Supplement. This may affect the pricing of the Debt Securities, Subscription Receipts, Share Purchase Contracts, Warrants or Units in the secondary market, the transparency and availability of trading prices, the liquidity of the Securities, and the extent of issuer regulation. Subject to applicable laws, certain dealers may make a market in these Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any dealer will make a market in these Securities or as to the liquidity of the trading market, if any, for these Securities.

No underwriter of the “at-the-market distribution” as defined under applicable Canadian securities legislation, and no person or company acting jointly or in concert with an underwriter, may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the Common Shares distributed under the at-the-market prospectus, including selling an aggregate number or principal amount of Common Shares that would result in the underwriter creating an over-allocation position in the Common Shares.

In connection with any offering of Securities, other than an “at-the-market distribution”, subject to applicable laws, the underwriters or agents may over-allot or effect transactions that stabilize or maintain the market price of the offered Securities at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be interrupted or discontinued at any time.

A purchaser who acquires Common Shares, Debt Securities, Warrants, Subscription Receipts, Share Purchase Contracts, or Units forming part of the underwriters’ over-allocation position acquires those securities under this short form prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the overallotment option or secondary market purchases.

Unless otherwise specified in the applicable Prospectus Supplement, each series or issue of Securities (other than Common Shares) will be a new issue of Securities with no established trading market. Accordingly, there is currently no market through which the Securities (other than Common Shares) may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus and the applicable Prospectus Supplement. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. See “Risk Factors”.

SELLING SECURITYHOLDERS

Securities may be sold under this Prospectus by way of secondary offering by Selling Securityholders. The Prospectus Supplement for or including any offering of Securities by Selling Securityholders will include the following information, to the extent required by applicable securities laws: (i) the name or names of the Selling Securityholders (if a Selling Securityholder is not an individual, the name of each individual who is a principal securityholder of the Selling Securityholder); (ii) the number or amount of Securities owned, controlled or directed by each Selling Securityholder; (iii) the number or amount of Securities being distributed for the account of each Selling Securityholder; (iv) the number or amount of Securities to be owned, controlled or directed by the Selling Securityholders after the distribution and the percentage that number or amount represents of the total number of outstanding Securities; (v) whether the Securities are owned by the Selling Securityholders both of record and beneficially, of record only, or beneficially only; (vi) if any Selling Securityholder acquired any Securities in the 12 months preceding the date of the applicable Prospectus Supplement, the date or dates on which such Selling Securityholder acquired such Securities and the cost thereof to such Selling Securityholder in the aggregate and on an average cost per security basis; (vii) if applicable, the disclosure required by Item 1.11 of Form 44-101F1, and, if applicable, the Selling Securityholders will file a non-issuer’s submission to jurisdiction form with the corresponding Prospectus Supplement; and (viii) all other information that is required to be included in the applicable Prospectus Supplement.

PRIOR SALES

Information in respect of the Common Shares issued by the Company within the previous twelve (12) month period, including Common Shares that the Company issued either upon the exercise of options or warrants, will be provided as required in a Prospectus Supplement with respect to the issuance of the Securities pursuant to such Prospectus Supplement.

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PRICE RANGE AND TRADING VOLUME

The Common Shares are currently listed and posted for trading on Cboe Canada under the trading symbol “SUNN” and on the Nasdaq under the trading symbol “SUUN”. Trading price and volume of the Common Shares will be provided in each Prospectus Supplement.

DIVIDEND POLICY

We have not declared any dividends or distributions on the Common Shares since our incorporation. Any future determination to pay dividends or make distributions will be at the discretion of the board of directors and will depend on our capital requirements, financial performance and such other factors as the board of directors considers relevant.

DESCRIPTION OF COMMON SHARES

The Company is authorized to issue an unlimited number of Common Shares. As of the close of business on May 6, 2025, there were 35,299,583 Common Shares issued and outstanding.

All of the issued and outstanding Common Shares have been fully paid for and none are subject to any future call or assessment. Holders of Common Shares are entitled to receive notice of, and to attend and vote at, all meetings of the shareholders of the Company and to receive all notices and other documents required to be sent to shareholders in accordance with the Company’s articles, corporate law and the rules of any applicable stock exchange. On a poll, every shareholder has one vote for each Common Share. The holders of Common Shares are entitled to dividends if, as and when declared by the board of directors of the Company and, upon the liquidation, dissolution or winding-up of its affairs or other distribution of its assets for the purpose of winding-up its affairs, to receive, on a pro rata basis, all of the remaining assets of the Company. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking fund or purchase fund provisions.

DESCRIPTION OF DEBT SECURITIES

The following sets forth certain general terms and provisions of Debt Securities. The particular terms and provisions of Debt Securities offered by a Prospectus Supplement, and the extent to which the general terms and provisions described below may apply to such Debt Securities, will be described in such Prospectus Supplement.

The Debt Securities will be issued in series under one or more trust indentures to be entered into between the Company and a financial institution to which the Trust and Loan Companies Act (Canada) applies or a financial institution organized under the laws of any province of Canada and authorized to carry on business as a trustee. Each such trust indenture, as supplemented or amended from time to time, will set out the terms of the applicable series of Debt Securities. The statements in this Prospectus relating to any trust indenture and the Debt Securities to be issued under it are summaries of anticipated provisions of an applicable trust indenture and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of such trust indenture, as applicable.

Each trust indenture may provide that Debt Securities may be issued thereunder up to the aggregate principal amount which may be authorized from time to time by the Company. Any Prospectus Supplement for Debt Securities will contain the terms and other information with respect to the Debt Securities being offered, including (i) the designation, aggregate principal amount and authorized denominations of such Debt Securities, (ii) the currency for which the Debt Securities may be purchased and the currency in which the principal and any interest is payable (in either case, if other than Canadian dollars), (iii) the percentage of the principal amount at which such Debt Securities will be issued, (iv) the date or dates on which such Debt Securities will mature, (v) the rate or rates at which such Debt Securities will bear interest (if any), or the method of determination of such rates (if any), (vi) the dates on which any such interest will be payable and the record dates for such payments, (vii) any redemption term or terms under which such Debt Securities may be defeased, (viii) any exchange or conversion terms, and (ix) any other specific terms.

Each series of Debt Securities may be issued at various times with different maturity dates, may bear interest at different rates and may otherwise vary.

The Debt Securities will be direct obligations of the Company. The Debt Securities will be senior or subordinated indebtedness of the Company as described in the relevant Prospectus Supplement.

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DESCRIPTION OF WARRANTS

We may issue Warrants to purchase Common Shares, Debt Securities or other securities of the Company. This section describes the general terms that will apply to any Warrants issued pursuant to this Prospectus.

Warrants may be offered separately or together with other Securities and may be attached to or separate from any other Securities. Unless the applicable Prospectus Supplement otherwise indicates, each series of Warrants will be issued under a separate warrant indenture to be entered into between us and one or more banks or trust companies acting as Warrant agent. The Warrant agent will act solely as our agent and will not assume a relationship of agency with any holders of Warrant certificates or beneficial owners of Warrants. The applicable Prospectus Supplement will include details of the Warrant indentures, if any, governing the Warrants being offered. The specific terms of the Warrants, and the extent to which the general terms described in this section apply to those Warrants, will be set out in the applicable Prospectus Supplement.

Notwithstanding the foregoing, we will not offer Warrants for sale separately to any member of the public in Canada unless the Offering is in connection with and forms part of the consideration for an acquisition or merger transaction or unless the Prospectus Supplement containing the specific terms of the Warrants to be offered separately is first approved for filing by the securities regulators in Canada, if applicable, where the Warrants will be offered for sale.

The Prospectus Supplement relating to any Warrants that we offer will describe the Warrants and the specific terms relating to the Offering. The description will include, where applicable:

●	the designation and aggregate number of Warrants;

●	the price at which the Warrants will be offered;

●	the currency or currencies in which the Warrants will be offered;

●	the date on which the right to exercise the Warrants will commence and the date on which the right will expire;

●	the designation, number and terms of the Common Shares, Debt Securities or other securities, as applicable, that may be purchased upon exercise of the Warrants, and the procedures that will result in the adjustment of those numbers;

●	the exercise price of the Warrants;

●	the designation and terms of the Securities, if any, with which the Warrants will be offered, and the number of Warrants that will be offered with each Security;

●	if the Warrants are issued as a Unit with another Security, the date, if any, on and after which the Warrants and the other Security will be separately transferable;

●	any minimum or maximum amount of Warrants that may be exercised at any one time;

●	any terms, procedures and limitations relating to the transferability, exchange or exercise of the Warrants;

●	whether the Warrants will be subject to redemption or call and, if so, the terms of such redemption or call provisions;

●	material United States and Canadian federal income tax consequences of owning the Warrants; and

●	any other material terms or conditions of the Warrants.

Warrant certificates will be exchangeable for new Warrant certificates of different denominations at the office indicated in the Prospectus Supplement. Prior to the exercise of their Warrants, holders of Warrants will not have any of the rights of holders of the Securities subject to the Warrants. We may amend the Warrant indenture(s) and the Warrants, without the consent of the holders of the Warrants, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision or in any other manner that will not prejudice the rights of the holders of outstanding Warrants, as a group.

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DESCRIPTION OF SUBSCRIPTION RECEIPTS

We may issue Subscription Receipts, separately or together, with Common Shares, Debt Securities or Warrants, as the case may be. The Subscription Receipts will be issued under a subscription receipt agreement. This section describes the general terms that will apply to any Subscription Receipts that we may offer pursuant to this Prospectus.

The applicable Prospectus Supplement will include details of the subscription receipt agreement covering the Subscription Receipts being offered. We will file a copy of the subscription receipt agreement relating to an Offering with securities regulatory authorities in Canada after we have entered into it. The specific terms of the Subscription Receipts, and the extent to which the general terms described in this section apply to those Subscription Receipts, will be set forth in the applicable Prospectus Supplement. This description will include, where applicable:

●	the number of Subscription Receipts;

●	the price at which the Subscription Receipts will be offered and whether the price is payable in installments;

●	conditions to the exchange of Subscription Receipts into Common Shares, Debt Securities or Warrants, as the case may be, and the consequences of such conditions not being satisfied;

●	the procedures for the exchange of the Subscription Receipts into Common Shares, Debt Securities or Warrants;

●	the number of Common Shares or Warrants that may be exchanged upon exercise of each Subscription Receipt;

●	the aggregate principal amount, currency or currencies, denominations and terms of the series of Debt Securities that may be exchanged upon exercise of the Subscription Receipts;

●	the designation and terms of any other Securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each Security;

●	the dates or periods during which the Subscription Receipts may be exchanged into Common Shares, Debt Securities or Warrants;

●	terms applicable to the gross or net proceeds from the sale of the Subscription Receipts plus any interest earned thereon;

●	material United States and Canadian federal income tax consequences of owning the Subscription Receipts;

●	any other rights, privileges, restrictions and conditions attaching to the Subscription Receipts; and

●	any other material terms and conditions of the Subscription Receipts.

Subscription Receipt certificates will be exchangeable for new Subscription Receipt certificates of different denominations at the office indicated in the Prospectus Supplement. Prior to the exchange of their Subscription Receipts, holders of Subscription Receipts will not have any of the rights of holders of the Securities subject to the Subscription Receipts.

Under the subscription receipt agreement, a Canadian purchaser of Subscription Receipts will have a contractual right of rescission following the issuance of Common Shares, Debt Securities or Warrants, as the case may be, to such purchaser, entitling the purchaser to receive the amount paid for the Subscription Receipts upon surrender of the Common Shares, Debt Securities or Warrants, as the case may be, if this Prospectus, the applicable Prospectus Supplement, and any amendment thereto, contains a misrepresentation, provided such remedy for rescission is exercised within 180 days of the date the Subscription Receipts are issued. This right of rescission does not extend to holders of Subscription Receipts who acquire such Subscription Receipts from an initial purchaser, on the open market or otherwise, or to initial purchasers who acquire Subscription Receipts in the United States or other jurisdictions outside Canada.

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Such subscription receipt agreement will also specify that we may amend any subscription receipt agreement and the Subscription Receipts, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision or in any other manner that will not materially and adversely affect the interests of the holder.

DESCRIPTION OF SHARE PURCHASE CONTRACTS

The Company may issue share purchase contracts, representing contracts obligating holders to purchase from or sell to the Company, and obligating the Company to purchase from or sell to the holders, a specified number of Common Shares at a future date or dates, and including by way of installment.

The price per Common Share and the number of Common Shares may be fixed at the time the share purchase contracts are issued or may be determined by reference to a specific formula or method set forth in the share purchase contracts. The Company may issue share purchase contracts in accordance with applicable laws and in such amounts and in as many distinct series as it may determine.

The Company will deliver an undertaking to the Ontario Securities Commission that it will not distribute share purchase contracts that, according to the aforementioned terms as described in the applicable prospectus supplement for share purchase contracts supplementing this prospectus, are “novel” specified derivatives within the meaning of Canadian securities legislation, separately to any member of the public in Canada, unless such prospectus supplement containing the specific terms of the share purchase contracts to be distributed separately is first reviewed by the Ontario Securities Commission.

The share purchase contracts may be issued separately or as part of units consisting of a share purchase contract and beneficial interests in debt obligations of third parties, securing the holders’ obligations to purchase the Common Shares under the share purchase contracts, which are referred to in this prospectus as share purchase units. The share purchase contracts may require the Company to make periodic payments to the holders of the share purchase units or vice versa, and these payments may be unsecured or refunded and may be paid on a current or on a deferred basis. The share purchase contracts may require holders to secure their obligations under those contracts in a specified manner.

Holders of share purchase contracts are not shareholders of the Company. The particular terms and provisions of share purchase contracts offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply to them, will be described in the applicable Prospectus Supplement filed in respect of such share purchase contracts. This description will include, where applicable: (i) whether the share purchase contracts obligate the holder to purchase or sell, or both purchase and sell, Common Shares and the nature and amount of those securities, or the method of determining those amounts; (ii) whether the share purchase contracts are to be prepaid or not or paid in installments; (iii) any conditions upon which the purchase or sale will be contingent and the consequences if such conditions are not satisfied; (iv) whether the share purchase contracts are to be settled by delivery, or by reference or linkage to the value or performance of Common Shares; (v) any acceleration, cancellation, termination or other provisions relating to the settlement of the share purchase contracts; (vi) the date or dates on which the sale or purchase must be made, if any; (vii) whether the share purchase contracts will be issued in fully registered or global form; (viii) the material income tax consequences of owning, holding and disposing of the share purchase contracts; and (ix) any other material terms and conditions of the share purchase contracts including, without limitation, transferability and adjustment terms and whether the share purchase contracts will be listed on a securities exchange or automated interdealer quotation system.

Original purchasers of share purchase contracts will be granted a contractual right of rescission against the Company in respect of the conversion, exchange or exercise of such share purchase contract. The contractual right of rescission will entitle such original purchasers to receive the amount paid upon conversion, exchange or exercise, upon surrender of the underlying securities gained thereby, in the event that this prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this prospectus; and (ii) the right of rescission is exercised within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this prospectus. This contractual right of rescission will be consistent with the statutory right of rescission described under section 130 of the Securities Act (Ontario), and is in addition to any other right or remedy available to original purchasers under section 130 of the Securities Act (Ontario) or otherwise at law.

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DESCRIPTION OF UNITS

We may issue Units comprised of one or more of the other Securities described in this Prospectus in any combination. Each Unit will be issued so that the holder of the Unit is also the holder of each of the Securities included in the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each included Security. The unit agreement, if any, under which a Unit is issued may provide that the Securities included in the Unit may not be held or transferred separately, at any time or at any time before a specified date. The particular terms and provisions of Units offered by any Prospectus Supplement, and the extent to which the foregoing general terms and provisions may apply thereto, will be described in the Prospectus Supplement filed in respect of such Units.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement will describe certain Canadian and U.S. federal income tax consequences to investors described therein of acquiring any Securities offered thereunder, as may be required by applicable securities laws.

EXEMPTION FROM TRANSLATION REQUIREMENTS

Pursuant to a decision of the Autorité des marchés financiers dated April 10, 2025, the Company was granted a permanent exemption from the requirement to translate into French this Prospectus, as well as the documents incorporated by reference herein, and any Prospectus Supplement to be filed in relation to an “at-the-market” distribution. This exemption is granted on the condition that this Prospectus and any Prospectus Supplement (other than in relation to an “at-the-market” distribution) be translated into French if the Company offers Securities to Québec purchasers in connection with an offering other than in relation to an “at-the-market” distribution.

LEGAL MATTERS

Certain legal matters related to the Securities offered by this Prospectus will be passed upon by Blake, Cassels & Graydon LLP on behalf of the Company.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares is Endeavor Trust Corporation at its principal office in the City of Vancouver, British Columbia.

INTEREST OF EXPERTS

The Company’s external auditor, Deloitte LLP, is independent of the Company within the meaning of the rules of professional conduct of the Chartered Professional Accountants of Ontario and within the meaning of the U.S. Securities Act and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States).

The Company’s former external auditor, ZH CPA, LLC, confirmed that it was independent of each of the Company, SFF, and the Predecessor LPs within the meaning of the rules of professional conduct of the Colorado State Board of Accountancy and the Public Company Accounting Oversight Board until January 13, 2025.

The Company’s former external auditor, MSLL CPA LLP, Chartered Professional Accountants, confirmed that it was independent of the Company, SFF, and the Predecessor LPs within the meaning of the rules of professional conduct of the Chartered Professional Accountants of British Columbia until April 25, 2024.

Doane Grant Thornton LLP (formerly Grant Thornton LLP), former external auditor of both SFF and the Predecessor LPs, confirmed that it was independent of the Company, SFF, and the Predecessor LPs within the meaning of the rules of professional conduct of the Chartered Professional Accountants of British Columbia, as of the date of their audit opinion.

Evans & Evans, Inc. is named in certain documents incorporated by reference herein, as providing the fairness opinion regarding the Acquisition and a valuation in respect of SFF and its assets. As at the date of this Prospectus, the “designated professionals” of Evans & Evans beneficially own, directly and indirectly, less than 1% of the Company’s outstanding securities.

PROMOTERS

No person or company has, within the two years immediately preceding the date of this Prospectus, been a promoter of the Company, within the meaning of applicable securities laws.

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POWERBANK CORPORATION

COMMON SHARES

PROSPECTUS SUPPLEMENT

Sole Placement Agent

A.G.P.

June 29, 2026